UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Napster, Inc.

(Name of Subject Company)

Napster, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

630797108

(CUSIP Number of Class of Securities)

Wm. Christopher Gorog

Chief Executive Officer and Chairman of the Board

Napster, Inc.

9044 Melrose Avenue

Los Angeles, California 90069

(310) 281-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

David Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Napster, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 9044 Melrose Avenue, Los Angeles, California 90069 and its telephone number is (310) 281-5000.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share, and the stock purchase rights associated with such shares (the “Shares”) pursuant to the Preferred Stock Rights Agreement dated May 18, 2001 between the Company (formerly known as Roxio, Inc.) and Mellon Investor Services, LLC, as rights agent, as amended by that certain Amendment No. 1 to Preferred Stock Rights Agreement dated September 14, 2008 (the “Rights Agreement”). As of September 23, 2008, there were 47,922,611 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company to which this Schedule 14D-9 relates, are set forth in Item 1(a) above.

(b) Tender Offer.

This Schedule 14D-9 relates to a tender offer by Puma Cat Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated September 26, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all issued and outstanding Shares at a price of $2.65 per Share, without interest or accrued dividends, net to the seller in cash (the “Offer Consideration”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2008. Copies of the Offer to Purchase and Letter of Transmittal have been mailed to the Company’s stockholders, and are filed as exhibits to the Schedule TO and incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 14, 2008 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to certain terms and conditions in the Merger Agreement, including approval by a stockholder vote (if required), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent (the “Surviving Corporation”). Also at the time that the Merger becomes effective (the “Effective Time”), each Share (other than Shares owned by the Company, any wholly-owned subsidiary of the Company, Parent, Purchaser, or stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)), will be automatically converted into the right to receive $2.65 in cash (the “Merger Consideration”). At the Effective Time, each issued and outstanding share of Purchaser common stock will be converted into one share of common stock of the Surviving Corporation. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 7601 Penn Avenue South, Richfield, MN 55423, and their telephone number is (612) 291-1000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the “Information Statement”), which is incorporated herein by reference, as of the date hereof there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Company stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with the possible election of persons designated by Parent pursuant to the Merger Agreement to a majority of the seats on the Board of Directors of the Company (the “Napster Board”).

(a) Arrangements with Directors and Executive Officers of the Company

In considering the recommendation of the Napster Board to tender Shares in the Offer and approve the Merger, stockholders should be aware that the Company’s executive officers may have agreements or arrangements that may provide them with interests that differ from, or are in addition to, those of other stockholders. As described below, the completion of the transactions contemplated by the Merger Agreement will constitute a change-in-control of the Company under certain of these arrangements and agreements, entitling the Company’s executive officers to receive certain payments and benefits. The Napster Board was aware of these agreements and arrangements as they relate to the Company’s executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9.

Effect of the Offer and Merger Agreement on the Company Plans

Employee Stock Purchase Plan. Under the Merger Agreement, the Company will timely provide required notices and take all such actions as are required to effectively terminate the Company’s 2001 Employee Stock Purchase Plan (the “Company ESPP”) effective as of, and conditioned upon the occurrence of, the closing date of the Merger, with no further action by the Company, the Napster Board (or any committee thereof), or Company stockholders. So long as the exercise prices payable by participants with respect to purchase rights outstanding under the Company ESPP have been previously withheld from such participants’ compensation, or are to be withheld prior to the Effective Time, and provided that no such withholdings have been revoked prior to the Effective Time, all purchase rights outstanding under the Company ESPP immediately prior to the Effective Time, including those relating to the Company’s executive officers, will be deemed exercised immediately prior to the Effective Time with no further action by any party, and each participant in the Company ESPP will receive, in lieu of the Shares issuable upon exercise, a cash payment from the Surviving Corporation, subject to any required withholding of taxes, equal to the product of (i) the total number of Shares otherwise issuable upon the exercise of such purchase right, and (ii) the Merger Consideration.

Stock Option Plans. The Company’s 2003 Stock Plan, 2002 Stock Plan, Amended and Restated Napster, Inc. 2001 Stock Plan, Amended and Restated 2001 Director Option Plan, and Amended and Restated 2000 Stock Option Plan (collectively, the “Stock Option Plans,” and together with the Company ESPP, the “Company Plans”) will be terminated as of the Effective Time, subject to the condition that the closing of the Merger occurs.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Effect of the Offer and Merger Agreement on Equity and Equity-Based Awards Granted Under Company Plans

Stock Options. Under the Merger Agreement, effective at least fifteen business days prior to the Effective Time (but subject to the occurrence of the closing of the Merger), each outstanding unexercised option to purchase Shares, whether or not then vested or fully exercisable, granted on or prior to such date (an “Option”), will vest and become exercisable in full, and at the Effective Time, all Options then-outstanding will be cancelled, in each case, in accordance with and pursuant to the terms under which such Options were granted. In consideration of such cancellation, each holder of an Option cancelled in accordance with the Merger Agreement will be entitled to receive from the Surviving Corporation in settlement of such Option promptly following the Effective Time, a cash payment, subject to any required withholding of taxes, equal to the product of (i) the total number of Shares otherwise issuable upon exercise of such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such Option.

Restricted Shares. Under the Merger Agreement, each outstanding Share issued under the Stock Option Plans that is a restricted stock award (the “Restricted Shares”) to which vesting restrictions remain applicable at the Effective Time will, as part of the Merger, be assumed by the Surviving Corporation (subject to applicable vesting and other provisions of the applicable Stock Option Plan, as amended and as modified by any applicable written employment agreement by and between the holder of any Restricted Shares and the Company entered into in connection with the Offer). Each holder of Restricted Shares will have the right to receive, upon expiration of any applicable vesting restrictions and in lieu of Shares, a cash payment, subject to applicable tax withholding requirements, in an amount equal to $2.65 per Restricted Share; provided that the vesting schedule applicable to such Restricted Shares will (subject to any written employment agreement by and between the holder of any Restricted Shares and the Company entered into in connection with the Offer) be modified (subject to applicable continued employment requirements through the respective vesting dates) as follows: (i) pursuant to the applicable terms of the Stock Option Plans and related award agreements, 25% of the portion of each award that is outstanding and not otherwise vested on the date that Purchaser accepts for payment all Shares validly tendered pursuant to the Offer (the “Acceptance Date”) will vest on the Acceptance Date; (ii) any portion of each award that is then outstanding and would otherwise vest in 2009 (other than pursuant to clause (iii) below) will vest on January 1, 2009; (iii) pursuant to the applicable terms of the Stock Option Plans and related award agreements, 25% of the portion of each award that is then outstanding and otherwise not vested on the first anniversary of the Acceptance Date will vest on the first anniversary of the Acceptance Date; (iv) any portion of each award that is then outstanding and would otherwise vest in 2010 will vest on January 1, 2010; and (v) any portion of each award that is then outstanding and would otherwise vest in 2011 or later will vest on the second anniversary of the Acceptance Date. For purposes of clarity, and notwithstanding the foregoing, any Restricted Share award granted to a person who is or was a member of the Napster Board (including Mr. Gorog) is subject to full (100%) accelerated vesting on the Acceptance Date pursuant to the terms and conditions of the applicable award, and the vested Shares held by such persons shall, unless tendered in the Offer, be cancelled in exchange for the right to receive the Merger Consideration at the Effective Time. Each holder of Restricted Shares may tender in the Offer all or a portion of the number of Restricted Shares that will vest on the Acceptance Date, subject to the Company’s right to satisfy any required withholding of taxes by reducing the number of shares otherwise deliverable to the holder in connection with the vesting of the award.

Effect of the Offer and Merger Agreement on the Company’s Benefit Plans

The Merger Agreement provides that from the date of purchase of Shares pursuant to the Offer and for at least the first twelve months following the Effective Time, Parent will cause the Company or Surviving Corporation, as applicable, and its subsidiaries to continue to maintain the Company Plans (as that term is defined in the Merger Agreement), as in effect as of the date of the Merger Agreement, and/or, following the Effective Time, maintain other plans that, in the aggregate, provide benefits to the Company’s employees that are not less favorable in the aggregate to the Company’s employees than the benefits currently in effect with respect to them, it being understood that the foregoing will not require Parent or the Surviving Corporation to maintain any particular employee benefit plan, and that the Company ESPP and Stock Option Plans will be terminated, as noted above, immediately prior to the Effective Time. Employees of the Company and its subsidiaries will receive credit for all purposes (including, without limitation, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any of its subsidiaries.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Employment Agreements with Certain Executive Officers

On September 14, 2008, the Company entered into a new employment agreement with each of the following executive officers of the Company: William Christopher Gorog, Chairman and Chief Executive Officer; Bradford D. Duea, President; and Christopher Allen, Chief Operating Officer (the “Employment Agreements”). The Employment Agreements establish the terms of each executive’s employment with the Company following the closing of the Merger, and will supersede and replace each executive’s existing employment agreement with the Company effective at the Effective Time. If the closing of the Merger does not occur for any reason, the existing employment agreements for Messrs. Gorog, Duea and Allen will remain in effect.

The term of each of the Employment Agreements begins at the Effective Time and continues until March 3, 2012. The Employment Agreements provide that Messrs. Gorog, Duea and Allen will be employed for such term in the respective positions they currently hold.

The Employment Agreements provide that Messrs. Gorog, Duea and Allen will receive annual base salaries of $400,000, $315,000 and $315,000, respectively. Each executive will also be eligible to receive an annual short-term incentive compensation opportunity, although each executive’s incentive compensation opportunity for the remainder of Parent’s fiscal year ending February 28, 2009 will be pro-rated. The target annual short-term incentive compensation opportunity for Messrs. Gorog, Duea and Allen is equal to 45%, 30% and 30%, respectively, of their base salaries, and each executive’s maximum incentive compensation opportunity is equal to two times his target amount. Mr. Gorog’s actual annual short-term incentive compensation payment may not be less than 35% of his base salary, subject to appropriate pro-rating for Parent’s fiscal year ending February 28, 2009.

The Employment Agreements provide that the existing restricted stock awards held by each of Messrs. Duea and Allen that are outstanding at the Effective Time will be assumed by Parent and converted into the right to receive cash consideration having a value equal to the Merger Consideration (the “Restricted Share Consideration”). (As noted in the description of the Restricted Shares above, all of Mr. Gorog’s existing restricted stock awards, and 25% of Messrs. Duea’s and Allen’s outstanding unvested restricted stock awards, will become fully vested on the Acceptance Date pursuant to the terms of Mr. Gorog’s existing employment agreement and the terms of the Stock Option Plans, and will generally be treated the same as other outstanding Shares.) Subject to the continued employment of Messrs. Duea and Allen, each such executive’s Restricted Share Consideration will become payable at the same times as the underlying restricted Shares would have become vested in accordance with their terms (although for administrative convenience, certain installments scheduled to vest during a calendar year will instead become vested on the first day of the calendar year).

Pursuant to the Employment Agreements, Messrs. Gorog, Duea and Allen will be eligible to earn a cash-based long-term incentive award if the Surviving Corporation achieves specified performance goals during the March 1, 2009 through March 3, 2012 period. All or a portion of each executive’s long-term incentive award may also become earned upon a termination of employment due to death or disability, by the Surviving Corporation without Cause or by the executive for a Good Reason (each as defined in the Employment Agreements), and Mr. Gorog’s award may also become earned upon the occurrence of a subsequent majority sale, spin-off or liquidation event with respect to the Surviving Corporation. The target long-term incentive compensation opportunity for Messrs. Gorog, Duea and Allen is equal to $2,925,000, $360,000 and $675,000, respectively, and each executive’s maximum long-term incentive compensation opportunity is equal to two times his target amount. In addition, subject to the approval of Parent’s compensation committee, Messrs. Gorog, Duea and Allen will be granted options to purchase 8,500, 16,500 and 35,000 shares, respectively, of Parent’s common stock. The options will become vested in four substantially equal annual installments on the first four anniversaries of the grant date, and may also become vested upon a termination of employment due to death or disability or upon a termination by the Surviving Corporation without Cause or by the executive for a Good Reason (each as defined in the Employment Agreements) or in connection with a change in control of Parent. Further, Mr. Gorog will also receive a grant of restricted shares of Parent’s common stock having a value equal to $1,575,000 on the grant date. The restricted shares will become vested in three substantially equal annual installments on the first three anniversaries of the grant date, and all or a portion of the restricted shares may also become vested upon a termination of employment due to death, disability, by the Surviving Corporation without Cause, by Mr. Gorog for a Good Reason (each as defined in the Employment Agreement), or upon the occurrence of a subsequent majority sale, spin-off or liquidation event with respect to the Surviving Corporation. The options and restricted shares will be subject to the terms of Parent’s 2004 Omnibus Stock and Incentive Plan, and option and restricted share award agreements to be entered into thereunder. The Employment Agreements further provide that Messrs. Gorog, Duea and Allen will be entitled to participate in the Surviving Corporation’s and Parent’s benefit plans and programs established from time to time, to the extent each executive satisfies the eligibility provisions of such plans (and during the first year of employment pursuant to the Employment Agreements, each executive’s aggregate benefits will be no less favorable than his current benefits). Mr. Gorog is also entitled to receive the perquisites that are provided from time to time to peer executives of Parent, and to certain travel privileges.

Each of the Employment Agreements includes severance benefits for Messrs. Gorog, Duea and Allen if such executive’s employment is terminated by the Surviving Corporation without Cause or by the executive for a Good Reason (each as defined in the Employment Agreements). The severance benefits for such a termination of employment include (i) a lump-sum cash payment equal to 12 months’ of the executive’s highest base salary rate in effect during the year preceding termination of employment (Mr. Gorog’s payment is equal to continued payment of his base salary for eighteen months), (ii) reimbursement for the costs of health insurance coverage under COBRA for up to twelve months following termination of employment, (iii) a lump-sum cash payment equal to a pro-rata portion of the executive’s target short-term incentive compensation opportunity or actual short-term incentive compensation opportunity for the year of termination, whichever is greater based on the Surviving Corporation’s reasonable estimate at the time of termination, (iv) full vesting of any unvested portion of the Restricted Share Consideration for Messrs. Duea and Allen, and (v) any payments or vesting provided for under the terms of the plans and agreements evidencing the executive’s new long-term incentive compensation award and/or options and restricted share awards with respect to Parent’s common stock. The payment or provision of these severance benefits is subject to the executive’s execution of an effective general release of claims in favor of the Surviving Corporation and Parent.

The Employment Agreements include certain protective covenants, including an indefinite restriction on the disclosure of confidential information, a covenant requiring the executive to generally assign all inventions relating to the Surviving Corporation’s business to the Surviving Corporation, and a covenant restricting the executive from soliciting the Surviving Corporation’s employees during employment and for twelve months thereafter.

The foregoing summary is qualified in its entirety by reference to Mr. Gorog’s Employment Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and the form of Employment Agreement with each of Messrs. Duea and Allen, which is filed as Exhibit (e)(3) to this Schedule 14D-9, each of which is incorporated herein by reference.

Severance and Retention Agreements

On July 2, 2008, the Company entered into a letter agreement with Suzanne M. Colvin, the Company’s Vice President, Finance and Interim Chief Financial Officer, pursuant to which Ms. Colvin will be entitled to a severance payment if the Company terminates Ms. Colvin’s employment without Cause or Ms. Colvin terminates her employment for a Good Reason (as these terms are defined in Ms. Colvin’s letter agreement). The severance payment is a cash severance payment equal to one-half of Ms. Colvin’s annualized base salary at the highest rate in effect at any time in the one year preceding the termination, and the Company will pay Ms. Colvin’s COBRA premiums for a period of six months from the date of termination. In the event, however, that such a termination of Ms. Colvin’s employment occurs upon or at any time following a change in control of the Company, the cash severance payment will equal one times such annualized base pay and the period of Company-paid COBRA will be twelve months. The Offer and the Merger are expected to constitute such a change in control. The Company’s obligation to provide the foregoing severance benefits to Ms. Colvin is subject to Ms. Colvin providing the Company with an effective general release of claims in favor of the Company. This summary of Ms. Colvin’s letter agreement is qualified in its entirety by reference to Ms. Colvin’s letter agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

In addition, on September 25, 2008, the Company entered into a retention agreement with Ms. Colvin pursuant to which Ms. Colvin will generally become entitled to a retention payment of $40,000 if she remains employed by the Company through June 1, 2009, and a second retention payment of $40,000 if she remains employed by the Company through June 1, 2010. The foregoing summary of Ms. Colvin’s retention agreement is qualified in its entirety by reference to Ms. Colvin’s retention agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Amended and Restated Certificate of Incorporation a provision to limit or eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty to the fullest extent permitted under the DGCL. In addition, the bylaws of the Company provide that the Company is required to indemnify its directors and officers to the fullest extent and in the manner permitted by the DGCL, subject to limited exceptions; the Company may indemnify its other employees and agents to the fullest extent and in the manner permitted by the DGCL; the Company may purchase and maintain liability insurance on behalf of any director, officer, employee or agent; the Company is required to advance expenses to its directors and executive officers incurred in connection with legal proceedings against them for which they may be indemnified, upon receipt of an undertaking to repay advanced amounts if it should ultimately be determined that the person is not entitled to indemnification; and the rights conferred in the Company’s bylaws are not exclusive and will survive the person’s service as a director, officer, employee or other agent. The Company also has entered into indemnification agreements with each of its directors and executive officers that require the Company to indemnify these persons against expenses, judgments, fines, penalties and amounts paid in settlement incurred by the director or officer in any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, to which any of these persons may be made a party, witness or other participant by reason of any event or occurrence related to the fact that he or she is or was a director, officer, employee, agent or fiduciary of the Company or any of its affiliated enterprises, provided such person did not act intentionally in violation of the Company’s policies; did not initiate or voluntarily bring the claims, with limited exceptions; and acted in good faith with respect to making claims to enforce or interpret the indemnification agreement. The indemnification agreements do not require indemnification for expenses and the payment of profits arising from the purchase and sale of securities in violation of Section 16(b) of the Exchange Act or any similar successor statute. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the Merger Agreement, the certificate of incorporation and the bylaws of the Surviving Corporation will contain provisions with respect to indemnification and related matters as are set forth in the Company’s certificate of incorporation and its bylaws as in effect as of the date of the Merger Agreement, which provisions will not prior to the six year anniversary of the closing date of the Merger be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were entitled to indemnification and related matters under the Company’s certificate of incorporation, its bylaws or any other indemnification agreement in effect prior to the date of the Merger Agreement in respect of actions or omissions occurring at or prior to the Effective Time. In addition, and without limiting the above or any additional rights that an indemnified party may have under any agreement or otherwise, for a period of six years following the Effective Time, Parent and the Surviving Corporation, jointly and severally, have agreed to indemnify, defend and hold harmless each person who is or has been prior to the date of the Merger Agreement a director or executive officer of the Company or any of its subsidiaries against all expenses, damages, losses, judgments, settlements and other liabilities in connection with any claim, action, suit, demand, proceeding or investigation, to which any indemnified party is or may become a party to by virtue of his or her service as a director or executive officer of the Company or any of its subsidiaries and arising out of actions or omissions occurring or alleged to have occurred at or prior to the Effective Time, including all actions taken or omitted in connection with the Merger Agreement and the Offer, in each case, to the fullest extent permitted by the DGCL and as provided in the Company’s certificate of incorporation and its bylaws as in effect at the date of the Merger Agreement.

The Merger Agreement further provides that on or prior to the Acceptance Date, the Company or Parent will purchase “tail” insurance policies for directors’ and officers’ liability insurance and fiduciary liability coverage (“D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time providing such coverages as are no less favorable than the policies maintained by the Company as of the date of the Merger Agreement, with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to all such coverage in an amount and scope at least as favorable as the Company’s existing policies as of the date of the Merger Agreement (the “Tail Policy”). Parent will, and will cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of its subsidiaries. In the event that the carriers do not make the Tail Policy available to the Company for any reason, Parent will cause the Surviving Corporation to maintain the Company’s existing D&O Insurance policy (or a comparable policy) for a period of not less than six years after the Effective Time; provided, however, that if the annual premium paid for such insurance at any time following the closing of the Merger exceeds 200% of the per annum rate of premium paid by the Company as of the date of the Merger Agreement for such insurance, then Parent will, or will cause the Surviving Corporation to, provide as much coverage as will then be available at an annual premium equal to 200% of such rate.

The foregoing summary with respect to the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Arrangements with Parent and Purchaser.

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Shareholder Support Agreement

In order to induce Parent and Purchaser to enter into the Merger Agreement, the directors and certain officers of the Company entered into a Shareholder Support Agreement, dated as of September 14, 2008, with Parent and Purchaser (the “Shareholder Support Agreement”). Pursuant to the Shareholder Support Agreement, these individuals have agreed, in their capacities as stockholders, to (i) tender and sell their Shares to Purchaser pursuant to the Offer, and (ii) vote such Shares in favor of approval of the Merger Agreement and the Merger and against any acquisition proposal other than the Merger. As of September 14, 2008, such stockholders in the aggregate held outstanding and unrestricted shares that were eligible to be tendered in the Offer representing approximately 1.4% of the Shares outstanding and unrestricted as of such date. Following the execution of the Merger Agreement, the Napster Board elected to allow the holders of Shares subject to vesting restrictions that will accelerate upon the Acceptance Date to tender the Shares that thereby become unrestricted (the number of which will be reduced by the number of Shares withheld by the Company to satisfy tax obligations). Consequently, as of the date of the Offer to Purchase, Company stockholders who are parties to the Shareholder Support Agreement in the aggregate hold Shares that are eligible to be tendered in the Offer representing approximately 4.0% of the Shares outstanding (without giving effect to the aforementioned tax withholding). Shares held by the stockholders who are parties to the Shareholder Support Agreement that may be voted in favor of the Merger represent approximately 5.9% of the Shares outstanding (including all shares subject to unvested restricted stock awards, which are nonetheless eligible to vote).

The foregoing summary is qualified in its entirety by reference to the Shareholder Support Agreement, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On March 24, 2008, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) with respect to certain confidential information. Pursuant to the Confidentiality Agreement, each party agreed (a) to keep certain information of the other party confidential, (b) not to disclose such information without the prior written consent of the disclosing party, and (c) not to use the confidential information of the other party for any commercial or competitive purpose other than for the discussions involving potential transactions or agreements between the Company and Parent. The Company and Parent also agreed to disclose the other party’s confidential information only to those people who need to know such information for the purposes of the business discussions and who shall be advised by the receiving party of the confidential nature of such information. The Company’s and Parent’s obligations under the Confidentiality Agreement do not apply to the extent the material (i) was or becomes generally available to the public other than as a result of disclosure in breach of the Confidentiality Agreement by the other party, its affiliates or representatives, (ii) was available to the other party on a non-confidential basis prior to its disclosure to the other party, (iii) becomes available to the other party on a non-confidential basis from a source other than the other party, provided that the source is not known by other party to be prohibited from transmitting the information, or (iv) was or is independently developed by the other party.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The Napster Board, during a meeting held on September 14, 2008, unanimously approved and declared advisable and in the best interests of the Company and its stockholders the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Accordingly, the Napster Board recommends that Company stockholders accept the Offer and tender their Shares pursuant to the Offer, and, if the Merger is required to be submitted to a vote of Company stockholders, approve the Merger Agreement and the transactions contemplated therein.

(b) Reasons.

Background

The Napster Board, together with its senior management and the Company’s outside legal and financial advisors, has from time to time reviewed and considered the competitive landscape in the digital music distribution industry and various strategic options potentially available to the Company.

In September 2006, the Company announced that in response to recent third-party interest in establishing strategic partnerships or potentially acquiring the Company, it had retained UBS Securities LLC (“UBS”) to assist the Napster Board and management in its evaluation of strategic alternatives. From September 2006 to February 2007, UBS contacted over 80 strategic and financial parties that it, in consultation with the Napster Board, determined might have an interest in a business combination with the Company. Although some of these discussions progressed beyond a preliminary stage, none ultimately yielded any material results.

The term of the Company’s original engagement letter with UBS expired in July 2007, and the Company did not, at that time, seek to extend the term of the engagement. Subsequent to July 2007, the Company continued to receive occasional inquiries from strategic and financial parties. The Company followed up on each of these inquiries. However, none of these inquiries yielded any material results.

In early 2008, J.J. Schaidler, Vice President – Music of Parent, communicated to William Christopher Gorog, Chairman and Chief Executive Officer of the Company, Parent’s interest in exploring a potential strategic transaction with the Company. Parent and the Company had previously entered into a strategic marketing agreement in June 2004, which contemplated that Parent would feature the Company as its preferred co-branded digital music service offering. In connection with the strategic marketing agreement and pursuant to a common stock purchase agreement, Best Buy Enterprise Services, Inc., a wholly-owned subsidiary of Parent acquired 1,099,626 Shares. The strategic marketing agreement expired in June 2006, but Parent continued to hold all of the Shares.

Mr. Gorog arranged for a call on March 7, 2008, with Ms. Schaidler, Melissa Barra, Director, Corporate Development of Parent, and Sevren Maynard, Director, Digital Entertainment of Parent to further discuss a potential strategic transaction involving the companies and to schedule an in-person meeting at the Company’s Los Angeles, California headquarters. On March 24, 2008, the Company and Parent executed a confidentiality agreement to facilitate further discussions, and on March 26, 2008, Julie Owen, Parent’s Senior Vice President – Entertainment OG, Ms. Schaidler, Ms. Barra, Mr. Maynard and other representatives of Parent met with Mr. Gorog and other representatives of the Company at the Company’s Los Angeles, California headquarters to discuss a potential strategic transaction and conduct preliminary business due diligence.

From late March 2008 through early May 2008, Parent conducted its business diligence, including in-person meetings between representatives of the companies at Parent’s headquarters in Richfield, Minnesota on April 28, 2008 and at the Company’s Los Angeles, California headquarters on May 8, 2008. During these meetings, the parties discussed the Company’s marketing and brand strategy, historical financial performance, business metrics and product roadmap, among other business diligence matters. At the conclusion of the May 8, 2008 meetings, David Morrish, Parent’s Executive Vice President – Digital Solutions, confirmed Parent’s continuing interest in discussions regarding a potential strategic transaction involving the Company.

At the May 12, 2008 Napster Board meeting, Mr. Gorog reviewed for the Napster Board the discussions that the Company had engaged in with Parent and Parent’s interest in pursuing a potential strategic transaction involving the Company. Mr. Gorog also reviewed for the Napster Board the status of other indications of interest that the Company had received since January 2008, including the actions the Company had taken to follow up on each such indication of interest. During this meeting, the Napster Board established a subcommittee of the Napster Board, consisting of Brian C. Mulligan, Philip J. Holthouse and Robert Rodin, each of whom is an independent director, to assist the Napster Board in exploring a potential sale transaction (the “M&A

Committee”). The Napster Board delegated to the M&A Committee the authority to review, evaluate and negotiate any proposals received by the Company regarding a proposed business combination, as well as the authority to hire and retain financial advisors on behalf of the Company.

Parent continued its business diligence in May 2008, including a meeting at Parent’s headquarters in Richfield, Minnesota on May 28, 2008 between Mr. Gorog and Mr. Morrish, Ms. Owen, Ms. Schaidler, Ms. Barra and Mr. Hartman, where the parties had preliminary discussions regarding a potential offer price from Parent.

On May 30, 2008, after consultation with members of the M&A Committee, the Company entered into an amendment to its existing engagement letter with UBS to extend the term of the engagement.

On June 2, 2008, representatives of the Company and UBS participated in a call with representatives of Parent during which the representatives of Parent confirmed their continuing interest in acquiring the Company, discussed potential terms for such acquisition and indicated that they expected to provide the Company with a non-binding proposal letter setting forth the proposed terms of an acquisition.

On June 5, 2008, the Company received a non-binding proposal letter from Parent, confirming its interest in acquiring the Company and indicating a price range of $2.75 to $3.50 per Share, subject to, among other things, confirmatory due diligence by Parent and approval of the proposed transaction by each party’s board of directors. Concurrently with the non-binding proposal letter, Parent also delivered to the Company a draft exclusivity letter, pursuant to which Parent sought an exclusive negotiating period with the Company of 45 days.

The M&A Committee reviewed the non-binding proposal letter with the Company’s executives, UBS and the Company’s outside legal counsel, O’Melveny & Myers LLP (“O’Melveny & Myers”), and instructed management and UBS to continue to cooperate with Parent’s diligence requests and encourage Parent to arrive at a specific price per Share. During the remainder of June 2008, Parent continued its diligence review. Representatives of the Company and UBS requested that Parent provide a revised non-binding proposal letter, refining Parent’s proposed purchase price. During June 2008, UBS also contacted each of the parties that had, in the past several months, provided indications of interest to the Company for a potential business combination. None of these discussions yielded any material results.

On July 10, 2008, the Napster Board held a regularly scheduled meeting at which Mr. Gorog updated the Napster Board on the discussions to date with Parent.

On July 18, 2008, Parent provided a revised non-binding proposal letter. In this letter, Parent lowered its proposed offer price to $2.50 per Share and stated that this offer price was contingent on, among other things, the Company maintaining its current cash balance (subject to the operating needs of the business in the ordinary course). Concurrently with the non-binding proposal letter, Parent also delivered to the Company a revised draft exclusivity letter, pursuant to which Parent sought an exclusive negotiating period with the Company of 30 days.

On July 22, 2008, the Napster Board held a special meeting to receive an update on the discussions with Parent. Members of the Company’s management also provided an update for the Napster Board on the results from the Company’s first fiscal quarter of fiscal 2009 and discussed other developments in the Company’s business. Representatives of UBS discussed with the Napster Board the proposed offer from Parent. The representatives of UBS reviewed the July 18 letter from Parent, noting the reduction in the proposed offer price to $2.50 per Share. Based on its recent and historical discussions with strategic and financial parties, UBS advised the Napster Board that it was not aware of any similar or more favorable third party sale transactions available to the Company in the near term. After additional discussion, the Napster Board instructed UBS to respond to Parent’s July 18 letter with a proposed offer price of $3.00 per Share and certain other proposed non-price terms. UBS conveyed this counter proposal to representatives of Parent on July 23, 2008.

Discussions continued between representatives of Parent and representatives of UBS on July 24, and 25, 2008, culminating in an oral expression of interest by Parent indicating that it would be prepared to offer $2.75 per Share, subject to among other things, confirmatory due diligence by Parent and approval of the proposed transaction by each party’s board of directors. The M&A Committee, after discussion with representatives of UBS and O’Melveny & Myers, agreed to accept a limited exclusivity period of two weeks and the Company entered into an exclusivity letter with Parent on July 28, 2008, providing Parent with an exclusive negotiating period through August 11, 2008.

The M&A Committee met frequently between the end of July 2008 and early September 2008 to receive reports from UBS and O’Melveny & Myers and to direct them in their substantive negotiations with Parent. During this time, Parent continued its confirmatory due diligence, with requests for additional information and for responses to specific questions being made primarily by representatives of Parent to representatives of the Company and O’Melveny & Myers.

On July 30, 2008, Robins, Kaplan, Miller & Ciresi L.L.P., Parent’s outside legal counsel (“RKMC”), delivered to the Company and O’Melveny & Myers an initial draft of the proposed Merger Agreement and Shareholder Support Agreement for their review and the companies’ respective legal advisors began negotiation of these agreements. On August 1, 2008, RKMC also provided to O’Melveny & Myers a draft of a strategic marketing agreement, which set forth the terms on which Parent would be able to offer and sell service offerings of the Company.

From July 30, 2008 through August 19, 2008, UBS and O’Melveny & Myers, with guidance from the M&A Committee, and the corporate development team and legal advisors of Parent had several negotiations regarding the terms of the Merger Agreement and related documents. During that period, a number of drafts of the Merger Agreement and related documentation were negotiated and exchanged between the parties. Also during this period, Parent requested and the M&A Committee agreed to extend the expiration date of the exclusivity period from August 11, 2008 to August 26, 2008.

On August 7, 2008, representatives of Parent delivered to Mr. Gorog proposed employment terms for new employment agreements for Mr. Gorog and certain other members of the Company’s management that would, effective as of the closing of the Merger, replace their existing employment agreements with the Company. Subsequently, Mr. Gorog retained separate counsel to represent him in independent negotiations with Parent regarding the terms of his proposed new employment agreement. In addition, the other members of Company management and their legal counsel negotiated the terms of their respective proposed new employment agreements.

On August 19, 2008, Mr. Hartman and representatives of Parent and RKMC participated in a call with representatives of O’Melveny & Myers and UBS during which representatives of Parent discussed their concerns regarding the status of the various transaction documents and outlined the results of their business diligence to date. Parent advised that based on the results of its business diligence, it would require a reduction in the offer price from $2.75 per Share to $2.50 per Share.

On August 19, 2008, the M&A Committee met telephonically with UBS and O’Melveny & Myers to consider the revised offer terms from Parent. The M&A Committee determined to reject the proposed price reduction.

From August 19-21, 2008, at the request of the M&A Committee, representatives of UBS engaged in negotiations with Mr. Hartman regarding the proposed offer price, with UBS informing Mr. Hartman that the M&A Committee was not prepared to accept the proposed reduction in purchase price. After additional negotiations, Parent agreed to continue its discussions regarding the proposed acquisition, provided that the offer price not exceed $2.65 per Share.

On August 21, 2008, the M&A Committee met telephonically to consider Parent’s revised offer price. After consultation with UBS and O’Melveny & Myers, the M&A Committee instructed UBS to provide a counteroffer to Parent of an offer price of $2.70 per Share and certain other proposed non-price terms.

On August 22, 2008, the Napster Board held a special telephonic meeting to review the status of negotiations with Parent. Representatives of UBS and O’Melveny & Myers reviewed the recent negotiations with the Napster Board, noting that, on August 21, 2008, representatives of UBS had delivered the Company’s counter offer, which was rejected in full by representatives of Parent. At this meeting, representatives of UBS also reviewed for the Napster Board the history of their discussions on behalf of the Company with Parent and other potentially interested parties and certain financial considerations regarding the proposed transaction with Parent. Representatives of O’Melveny & Myers reviewed for the Napster Board their fiduciary duties in connection with the negotiations with Parent and consideration of a proposed sale of the Company. Representatives of O’Melveny & Myers also reviewed with the Napster Board the material terms of the current drafts of the Merger Agreement and the Shareholder Support Agreement and the Company’s management reviewed with the Napster Board the material terms of the current draft of the proposed strategic marketing agreement.

From August 22-29, 2008, the M&A Committee, through UBS, and representatives of Parent continued to negotiate regarding the proposed offer price and certain other terms of the proposed transaction, with the parties agreeing to move forward with negotiations based on a proposed offer price of $2.65 per Share.

The exclusivity period under the exclusivity letter between Parent and the Company expired on August 26, 2008. On August 29, 2008, in connection with an ongoing proxy contest involving the Company, the Company issued a press release stating, among other matters, that it had retained UBS to assist the Company in exploring possible strategic alternatives and that UBS had been actively advising the Company with regard to possible strategic alternatives. Neither the Company nor UBS received any third party acquisition proposals during the period from the issuance of the press release on August 29, 2008 to the execution of the Merger Agreement on September 14, 2008.

On September 11, 2008, the Napster Board held a special telephonic meeting to review the status of the proposed transaction and the expected timing and procedures to conclude the approval process and enter into the Merger Agreement. Representatives of UBS and O’Melveny & Myers reported that the remaining approvals required by Parent included approval by the Finance and Investment Policy Committee of Parent’s board of directors, which was holding a meeting for such purpose on September 12, 2008, and a successful meeting between Mr. Gorog and Brian Dunn, President and Chief Operating Officer of Parent, scheduled for the morning of September 13, 2008 in Richfield, Minnesota.

On September 12, 2008, the Finance and Investment Policy Committee of Parent’s board of directors approved the Merger Agreement and related documents.

On September 13, 2008, Mr. Gorog met with Mr. Dunn in Richfield, Minnesota to discuss the transaction. Following this meeting, representatives of Parent confirmed to representatives of the Company, UBS and O’Melveny & Myers that all required internal corporate approvals by Parent for the Merger Agreement and related documents had been obtained.

On September 14, 2008, the Compensation Committee of the Napster Board held a special telephonic meeting to approve the employment agreements to be entered into by the Company and certain of its executives in connection with the transactions contemplated by the Merger Agreement, as well as to approve certain other compensatory arrangements applicable to employees of the Company.

Also on September 14, 2008, the Napster Board held a special telephonic meeting at which representatives of O’Melveny & Myers reviewed the final terms of the Merger Agreement and related documents. At this meeting, UBS reviewed with the Napster Board UBS’ financial analyses of the $2.65 per Share consideration and delivered to the Napster Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated September 14, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $2.65 per Share consideration to be received by the holders of Shares (other than Parent, Purchaser and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of UBS, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached to this document as Annex B. After further discussion, the Napster Board unanimously approved and declared advisable and in the best interests of the Company and its stockholders the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and recommended that Company stockholders accept the Offer and tender their Shares pursuant to the Offer.

Following the September 14, 2008 Napster Board meeting, Parent, Purchaser and the Company executed and delivered the definitive Merger Agreement and Best Buy Stores, L.P., a subsidiary of Parent, and the Company executed and delivered the strategic marketing agreement, each as of September 14, 2008. The directors of the Company as well as certain officers of the Company also executed and delivered the Shareholder Support Agreement and certain officers of the Company entered into employment agreements with the Company that would be effective following the closing of the Merger.

On the morning of September 15, 2008, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the related documents. A copy of the press release issued by Parent and the Company, which is filed as Exhibit (a)(1)(C) to this Schedule 14D-9, is incorporated herein by reference.

Reasons for the Recommendation

In reaching its decision to approve the Merger Agreement and recommend that Company stockholders accept the Offer and tender their Shares pursuant to the Offer, the Napster Board considered a number of factors. The material favorable factors considered by the Napster Board included the following:

•

The proposed Merger represented the Company’s best prospect for maximizing risk-adjusted stockholder value, including the Napster Board’s assessment, after consultation with its legal and financial advisors, of alternatives including continuing to operate as an independent public company.

•

The price to be paid pursuant to the Offer and the Merger represents a 95% premium over the closing price of the Shares on September 12, 2008, and a 95% premium over the average closing price of the Shares for the 30 trading days ended September 12, 2008.

•

The historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company, taking into account the current and prospective conditions of the digital music distribution industry and how that industry has evolved and is expected to continue to evolve over the next several years. In particular, the Napster Board considered the ability of the Company to compete with larger competitors, such as Apple, emerging paid online and mobile music services and “free” online and peer-to-peer services, and the Company’s ability to grow in current market conditions.

•

The Napster Board’s (i) belief that it was highly unlikely there would be another party interested in acquiring the Company at a comparable or better price and that a transaction with other potential acquirers would be less certain to be completed, (ii) analysis of the risk of loss of opportunity to enter into a transaction with Parent, and (iii) analysis of the lack of assurance that there would be another opportunity in the future for Company stockholders to receive as significant a premium as that contemplated by the Merger Agreement and Offer.

•

The financial presentation of UBS and its opinion dated September 14, 2008, to the Napster Board as to the fairness, from a financial point of view as of that date, of the per share consideration to be received by the holders of Shares (other than Best Buy, Purchaser and their respective affiliates) in the Offer and the Merger to such holders, as more fully described below under Item 4(d) (“Opinion of the Company’s Financial Advisor”) and in the written opinion of UBS attached as Annex B to this document;

•

The Napster Board’s belief that Parent is an attractive strategic acquirer, having a business platform that complements the Company’s business, a strong financial position to grow the business, and a business reputation that could facilitate the Company’s retention of employees pending the completion of the transaction.

•

The Napster Board’s ability, prior to the consummation of the Offer, to furnish information to or engage in discussions or negotiations with any party that makes an unsolicited bona fide written acquisition proposal, so long as the Napster Board determines in good faith that, (i) after consultation with the Company’s outside legal counsel, failing to take such action would be substantially likely to result in a breach of the Napster Board’s fiduciary duties to Company stockholders under applicable law, and (ii) after consultation with its outside legal counsel and its financial advisors, the acquisition proposal is likely to result in a Superior Proposal (as defined in the Merger Agreement).

•

The Napster Board’s belief that the $3 million termination fee (which is equal to approximately 2.5% of the transaction value) payable by the Company to Parent if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement is reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Napster Board entered into or intended to enter into a more favorable transaction.

•	The Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received.

•	Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

•	Parent’s obligations to purchase Shares in the Offer and to close the Merger are not subject to Parent’s ability to secure financing commitments.

•	The fact that Parent, after conducting extensive due diligence, was unwilling to propose a business combination that provided more value than the Offer and the Merger.

•

The fact that the transaction is structured as a tender offer, which can generally be completed, and deliver cash consideration to Company stockholders, more promptly than would have been the case with a merger subject to stockholder approval at a stockholder meeting.

•	The other terms and conditions of the Offer, the Merger and the Merger Agreement.

The Napster Board also weighed material negative factors. The material negative factors considered by the Napster Board included the following:

•

The covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Merger Agreement requiring the Company to pay a $3 million termination fee to Parent if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement.

•

The covenants in the Merger Agreement restricting the conduct of the Company’s business prior to the Acceptance Date to conduct that is in the ordinary course consistent with past practice, as well as various other restrictions on the Company’s operations prior to the completion of the Merger.

•

The risks and costs to the Company if the Merger does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business relationships.

•

The fact that Company stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if the Merger occurs) will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company.

•

The risk that Parent and Purchaser may terminate the Merger Agreement in certain circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if the Company does not perform any of its obligations under the Merger Agreement in any material respect (or, with respect to covenants in the Merger Agreement that are qualified by materiality, fails to comply in any respect).

•	The fact that the all-cash consideration in the transaction will be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes.

•	The matters described above in Item 3(a) (“Arrangements with Directors and Executive Officers of the Company”).

The Napster Board carefully considered the risks and uncertainties associated with the Company remaining an independent publicly traded company. The Napster Board received information relevant to this alternative at its meetings during the past several months. Many of those risks are described in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K. Those risks include the following, among others:

•	The Company’s digital music distribution business has a limited operating history and a history of losses and may not be successful.

•	The success of the Company’s paid Napster service depends upon its ability to add new subscribers and retain existing subscribers.

•	The Company relies on the value of the Napster brand, and its revenues could suffer if it is not able to maintain its high level of recognition in the digital music sector.

•

The Company faces significant competition from traditional retail music distributors, from emerging paid online and mobile music services delivered electronically, and from “free” online and peer-to-peer services.

•	Digital music distribution services in general are new and rapidly evolving and may not prove to be a profitable or even viable business model.

•	The emerging mobile music market faces significant and unique challenges.

•	The Company relies on content provided by third parties, which may not be available to it on commercially reasonable terms or at all.

•	The Company’s success depends on its digital music distribution services’ interoperability with its customers’ music playback hardware.

•	The Company may not successfully develop new products and services.

•	The Company must maintain and add to its strategic marketing relationships in order to be successful.

•	The Company’s network is subject to security and stability risks that could harm its business and reputation and expose it to litigation or liability.

•

If the Company fails to manage expansion effectively, it may not be able to successfully manage its business, which could cause it to fail to meet its customer demand or to attract new customers, which would adversely affect its revenue.

•	The Company may be unable to adequately protect its proprietary rights.

•

The Company derives a significant portion of its digital music distribution revenues internationally. Economic, political, regulatory and other risks associated with international revenues and operations could have an adverse effect on the Company’s revenues.

•	A decline in current levels of consumer spending could reduce the Company’s sales.

•	The Company may need additional capital and it cannot be sure that additional financing will be available.

•	The Company is subject to risks associated with governmental regulation and legal uncertainties.

The Napster Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to Company stockholders outweigh the negative considerations. The Napster Board judged that the Offer and the Merger represent the best strategic alternative to maximize stockholder value while minimizing risk of non-completion.

The foregoing discussion of the material factors considered by the Napster Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Napster Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Napster Board may have assigned different weights to different factors.

(c) Intent to Tender.

To the best of the Company’s knowledge, all of the Company’s executive officers, directors and affiliates intend to tender for purchase pursuant to the Offer all Shares held of record or beneficially owned by them, other than Shares subject to options. The Company’s directors and certain officers are party to the Shareholder Support Agreement described above, pursuant to which they have agreed to tender their Shares in the Offer.

(d) Opinion of the Company’s Financial Advisor.

On September 14, 2008, at a meeting of the Napster Board held to evaluate the Offer and the Merger, UBS delivered to the Napster Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated September 14, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $2.65 per Share consideration to be received in the Offer and the Merger by holders of Shares (other than Best Buy, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex B and is incorporated into this document by reference. UBS’ opinion was provided for the benefit of the Napster Board in connection with, and for the purpose of, its evaluation of the $2.65 per Share consideration from a financial point of view and does not address any other aspect of the Offer or the Merger. The opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available with respect to the Company or its underlying business decision to effect the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer or the Merger. Holders of Shares are encouraged to read UBS’ opinion carefully in its entirety. The summary of UBS’ opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and historical financial information relating to the Company;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that the Napster Board directed UBS to utilize for purposes of its analyses;

•	conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company;

•	reviewed publicly available financial and stock market data with respect to certain other digital media companies;

•	reviewed current and historical market prices of the common stock of the Company;

•	reviewed a draft of the Merger Agreement dated September 14, 2008; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Napster Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Napster Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the direction of the Napster Board, that such forecasts and estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the future performance of the Company. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date of its opinion.

At the request of the Napster Board, UBS contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date of UBS’ opinion. At the direction of the Napster Board, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the $2.65 per Share consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the form of the Offer or the Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer or the Merger, or any class of such persons, relative to the $2.65 per Share consideration. In rendering its opinion, UBS assumed, with the consent of the Napster Board, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement, and (iii) the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. Except as described above, the Napster Board imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Napster Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis summarized below, no company used as a comparison was either identical or directly comparable to the Company. This analysis necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company referred to above in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

The $2.65 per Share consideration was determined through negotiation between the Company and Parent, and the decision by the Company to enter into the Offer and the Merger was solely that of the Napster Board. UBS’ opinion and financial analyses were only one of many factors considered by the Napster Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Napster Board or the Company’s management with respect to the Offer and the Merger or the per Share consideration.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Napster Board on September 14, 2008 in connection with UBS’ opinion relating to the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Companies Analysis

UBS reviewed and compared selected financial and stock market data for the Company with corresponding data for the following publicly traded digital media companies:

•	RealNetworks, Inc.

•	DivX, Inc.

For each of the selected public companies, UBS considered, among other things: (1) diluted equity value (computed using the closing stock price as of September 12, 2008), (2) enterprise value (calculated as diluted equity value, plus book value of total debt, plus book value of minority interests, plus preferred stock at liquidation value, less cash and cash equivalents), and (3) enterprise value as multiples of estimated calendar years 2008 and 2009 revenue and earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Financial data for the selected companies were based on estimates of the Institutional Brokers’ Estimate System, referred to as I/B/E/S, and public filings. Financial data for the Company were based on forecasts of the Company’s management referred to above and estimates of I/B/E/S. For the purposes of calculating enterprise value for the Company, UBS deducted cash net of $12.8 million in accrued publishing fees (“Net Cash”). This analysis indicated the following multiples implied for the selected public companies, as compared to corresponding multiples implied for the Company based on the closing price of Shares as of September 12, 2008 and on the per Share consideration in the Offer and the Merger:

Enterprise Value as a Multiple of:
	Estimated 2008 Revenue	Estimated 2009 Revenue
Multiples for Selected Companies
RealNetworks, Inc.	0.8x	0.7x
DivX, Inc.	1.2x	1.0x
Multiples for the Company
Closing Price on September 12, 2008
Management Forecasts	0.0x	0.0x
I/B/E/S Estimates	0.0x	0.0x
Per Share Consideration of $2.65
Management Forecasts	0.5x	0.4x
I/B/E/S Estimates	0.5x	0.5x

Enterprise Value as a Multiple of:
	Estimated 2008 EBITDA	Estimated 2009 EBITDA
Multiples for Selected Companies
RealNetworks, Inc.	7.5x	6.1x
DivX, Inc.	3.7x	3.1x
Multiples for the Company
Closing Price on September 12, 2008
Management Forecasts(1)	nm	nm
I/B/E/S Estimates(1)	nm	nm
Per Share Consideration of $2.65
Management Forecasts(1)	nm	nm
I/B/E/S Estimates(1)	nm	nm

(1)	“nm” means “not meaningful”

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of the Company using the financial projections and estimates for the Company referred to above. UBS calculated the implied present values of unlevered free cash flows for the Company for the period October 1, 2008 through March 31, 2013 using discount rates ranging from 22.0% to 26.0%. The projected unlevered free cash flows were discounted assuming a closing date of September 30, 2008 and using mid-year convention. UBS calculated the terminal values for the Company as of March 31, 2013 based on multiples of the Company’s estimated fiscal year 2013 EBITDA ranging from 5.0x to 7.0x. The estimated terminal values were then discounted to implied present values using discount rates ranging from 22.0% to 26.0%. In addition, UBS calculated the implied present value of net operating losses for the

Company assuming a utilization period of fiscal year 2011 through fiscal year 2024, as projected by the management of the Company, and using discount rates ranging from 22.0% to 26.0%. For each combination of discount rate and terminal value multiple, UBS arrived at an implied enterprise value for the Company by adding (i) the implied present value of unlevered free cash flows, (ii) the implied present value of the terminal value and (iii) the implied present value of net operating losses. For each combination of discount rate and terminal value multiple, UBS then calculated an implied value of the common equity of the Company as the implied enterprise value less the book value of debt plus the Company’s Net Cash as of September 30, 2008, as projected by the management of the Company. Implied discounted cash flow values per Share were calculated using diluted Shares on the treasury stock method, as provided by the management of the Company. This analysis resulted in a range of implied equity values per Share of approximately $2.15 to $2.40.

Miscellaneous

In the past, UBS and its affiliates have provided investment banking services to Parent unrelated to the Offer and the Merger, for which UBS and its affiliates received compensation, including having acted as (i) advisor to Parent in its acquisition of Pacific Sales Kitchen and Bath Centers in December 2005 and (ii) co-manager for a $500 million unsecured senior note offering for Parent in June 2008. In addition, since July 2007 UBS has been the managing agent and as of the date of its opinion, a lender, under Parent’s $2.0 billion senior unsecured revolving credit facility, for which UBS had received and continued to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent and, accordingly, may at any time hold a long or short position in such securities.

The Company selected UBS as its financial advisor in connection with the Offer and the Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with the Company and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

For a description of the terms of UBS’ engagement as the Company’s financial advisor, see the discussion under Item 5 below.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated July 28, 2006 and modified May 30, 2008, the Company engaged UBS to act as its financial advisor in connection with the contemplated transactions. Under the terms of UBS’ engagement, the Company has agreed to pay UBS for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $1.75 million, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company, except for the following:

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Christopher Allen	08/06/2008	16,225	$1.43	Disposed—Shares withheld by the Company to satisfy tax withholding obligations in connection with the vesting of a restricted stock award

Suzanne M. Colvin	08/14/2008	750	$1.36	Acquired—Purchased from the Company pursuant to the Company ESPP

Bradford D. Duea	08/14/2008	750	$1.36	Acquired—Purchased from the Company pursuant to the Company ESPP

William Christopher Gorog	08/14/2008	750	$1.36	Acquired—Purchased from the Company pursuant to the Company ESPP

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Napster Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8. Additional Information.

(a) State Takeover Statues—Delaware.

The Company is incorporated under the laws of the State of Delaware and is subject to the provisions of Section 203 of the DGCL regulating certain business combinations. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with an “interested stockholder” (defined generally as any beneficial owner of 15% or more of the outstanding voting stock in the corporation) within three years of the date such person became an interested stockholder, unless, among other things, the corporation’s board of directors has given its prior approval to either the business combination or the transaction which resulted in the person becoming an “interested stockholder.” Prior to the execution of the Merger Agreement, the Napster Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and the consummation of the Merger for the purposes of Section 203(a) of the DGCL. Accordingly, the Company believes that Section 203 of the DGCL is inapplicable to the Offer and the Merger.

(b) Dissenters’ Rights.

Appraisal rights are not available in connection with the Offer. However, appraisal rights may be available in connection with the Merger.

Under the DGCL, generally no appraisal rights exist for shares of stock of a constituent corporation in a merger or consolidation if the shares are listed on a national securities exchange or are held by more than 2,000 record stockholders. However appraisal rights will apply if the stockholders are required by the terms of an agreement of merger or consolidation to receive in the merger anything other than the following:

•	shares of stock of the surviving corporation, or depository receipts in respect thereof;

•

shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof ) or depository receipts at the effective date of a merger will be either listed on a national securities exchange or will be held by more than 2,000 record stockholders;

•	cash in lieu of fractional shares or fractional depository receipts described in the previous two bullet points; or

•	any combination of the foregoing.

Further, if the Merger is effected as a short-form merger under Section 253 of the DGCL, and Purchaser does not own all of the outstanding Shares, appraisal rights will apply.

Company stockholders who do not tender their Shares will have appraisal rights if they take the actions necessary to perfect such rights because (a) the Merger may be effected as a short-form merger under Section 253 of the DGCL, and in such event, it is likely that Purchaser will not own all of the outstanding Shares, (b) the Company likely will not be traded on The Nasdaq Global Market or any national securities exchange at the Effective Time, and (c) at the Effective Time, the Company will likely not be a corporation listed on a national securities exchange, or a corporation with more than 2,000 record stockholders, and the Offer Consideration will consist of cash and not shares of stock as described above.

If the Merger is completed, stockholders who have not tendered their Shares to Purchaser will have the right under the DGCL to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger. In addition, dissenting stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

The foregoing summary is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is filed as Schedule I to the Offer to Purchase.

(c) Top-Up Option.

Subject to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option to purchase a number of newly-issued Shares that, when added together with Shares collectively owned by Purchaser and Parent at the time of such exercise, equals one share more than 90% of Shares (the “Top-Up Option”). Purchaser may exercise the Top-Up Option at any time after the Acceptance Date; provided, however, that in no event will the number of newly-issued Shares issued pursuant to the Top-Up Option exceed a number that would require the Company to obtain approval of its stockholders under applicable law or regulations in connection with such issuance, or the Company’s then authorized and unissued shares of common stock. Purchaser will pay to the Company a per share amount equal to the Offer Consideration paid to tendering stockholders in the Offer for the Shares acquired upon exercise of the Top-Up Option, which amount will be payable in cash or by delivery of a promissory note.

(d) Short-Form Merger.

The Napster Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Section 253 of the DGCL provides, among other things, that, if the parent corporation owns at least 90%

of the outstanding shares of each voting class of a subsidiary corporation, the merger of the subsidiary corporation and the parent corporation may be effected by a resolution adopted and approved by the board of directors of the parent corporation and the appropriate filings with the Delaware Secretary of State, without any action or vote on the part of the stockholders of the subsidiary corporation. Under the DGCL, if following the Acceptance Date Purchaser owns at least 90% of outstanding Shares, Purchaser will be able to effect the Merger without a vote of Company stockholders. In such event, Parent, Purchaser, and the Company have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of Company stockholders. If following the Acceptance Date Purchaser does not own at least 90% of the then-outstanding Shares, and a vote of Company stockholders is required under the DGCL, a longer period of time will be required to effect the Merger.

(e) Rights Agreement Amendment.

On September 14, 2008, prior to the execution of the Merger Agreement and the Shareholder Support Agreement, the Board of Directors of the Company approved, and the Company and Rights Agent executed, an amendment (the “Amendment”) to the Rights Agreement.

The Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Shareholder Support Agreement, the Merger Agreement and the transactions contemplated thereby. The Amendment provides that neither the approval, execution and delivery of the Merger Agreement, the Shareholder Support Agreement nor the consummation of, or announcement of, the Offer, the Merger or any other transaction contemplated in the Merger Agreement, will result in either Parent or Purchaser being deemed an “Acquiring Person” (as such term is defined in the Rights Agreement). In addition, the Amendment provides that none of a “Shares Acquisition Date,” a “Distribution Date” or a “Section 13 Event” (as such terms are defined in the Rights Agreement) will occur by reason of the approval, execution and delivery of the Merger Agreement, the Shareholder Support Agreement or the consummation of, or announcement of, the Offer, the Merger or any other transaction contemplated by the Merger Agreement. The Amendment also provides that the Rights Agreement will expire at the Effective Time if the Rights Agreement has not otherwise terminated.

The foregoing summary is qualified in its entirety by reference to the Amendment, which is filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.

(f) Regulatory Approvals.

HSR Act. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to the HSR Act requirements.

Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Parent and the Company, which were filed by both on September 22, 2008. The waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on October 7, 2008 (being the 15th calendar day from the date of filing), unless early termination of the waiting period is granted or Parent receives a request from the Antitrust Division or the FTC for additional information or documentary material prior thereto. If such a request is made, the waiting period applicable to the Offer will expire on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period could be extended by court order or by consent of Parent and the Company. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company’s failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

The waiting period under the HSR Act may be terminated by the FTC and the Antitrust Division prior to its expiration on October 7, 2008. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early if requested by Parent and the Company. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. If Purchaser’s acquisition of Shares is delayed due to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances.

The FTC and the Antitrust Division have the authority to scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under their statutory authority as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company, or any of their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Although Purchaser believes that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or that any such challenge will be resolved in Purchaser’s favor.

Foreign Antitrust Approvals. In addition to the required filings under the HSR Act, the Merger Agreement provides that Parent, Purchaser and the Company shall make any filings and consents required under non-U.S. laws intended to prohibit, restrict, or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment, if applicable, and to cause the early termination of any waiting period under such laws. To the knowledge of Parent, Purchaser and the Company, no such filings or consents are required other than the clearance described below under “—German Antitrust Compliance,” but if Parent, Purchaser or the Company become aware of such requirements, they will attempt to satisfy them.

German Antitrust Compliance. Under the German Act against Restraints of Competition, the purchase of Shares in the Offer must not be completed until the expiration of a one-month waiting period following the German Federal Cartel Office (“GFCO”)’s receipt of a complete filing by Parent without any decision of the GFCO to enter into an in-depth investigation has been passed or a clearance has been obtained. Parent expects to file such notification as soon as practicable on or after the date hereof. Accordingly, the required waiting period is expected to expire at 11:59 p.m., Central European Time, on the date that is one month after Parent files such notification unless clearance has been obtained earlier or the GFCO has entered into an in-depth investigation prior to that time. If the latter is the case, the waiting period with respect to the Offer and the Merger would be extended until January 12, 2009, unless clearance has been obtained earlier. After January 12, 2009, the waiting period could be extended only with the consent of Parent and the Company.

As long as no clearance has been obtained, it is illegal and may result in administrative fines to consummate the Offer and the Merger. Agreements concluded under German law without such clearance would be deemed to be invalid. Within its investigation, the GFCO determines whether the Merger would result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the GFCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts of such businesses. If the latter is the case, the Merger may be consummated upon the issuance of the clearance decision (in the case of non-conditional remedies which have to be fulfilled later on within a certain time frame) or upon the complete fulfillment of all respective conditions (in the case of conditional remedies).

(g) Legal Proceedings

On September 16, 2008, a purported class action lawsuit, captioned Joseph Sullivan, et al., v. William Christopher Gorog, et al., Case Number BC398258 (the “Sullivan Action”), was filed by two purported stockholders of the Company in the Superior Court of the State of California, Los Angeles County, naming the Company, its directors, Parent and Purchaser as defendants. The Sullivan Action alleges that the Company and its directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer, and that each of the defendants aided and abetted or assisted each other in such alleged breach of fiduciary duties. Based on these allegations, the Sullivan Action seeks, among other relief, certification of the Sullivan Action as a class action and plaintiffs and their counsel as class representatives and class counsel, respectively; injunctive relief enjoining preliminarily and permanently the Offer; rescission of the Offer, to the extent already implemented, or an award of rescissory damages; an accounting to plaintiffs and other members of the class for all damages caused by defendants and for all profits and any special benefits obtained as a result of alleged breaches of defendants’ fiduciary duties to the purported stockholders and other members of the class; an award to plaintiffs of the costs of the Sullivan Action, including a reasonable allowance for the expenses of plaintiffs’ attorneys and experts; and such further relief as the court deems just and proper. The Company intends to defend itself vigorously against the lawsuit.

The foregoing description of the Sullivan Action is qualified in its entirety by reference to the complaint in the Sullivan Action, which is filed as Exhibit (a)(5) to this Schedule 14D-9 and is incorporated herein by reference.

(h) Section 14(f) Information Statement.

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible election of persons designated by Parent, pursuant to the Merger Agreement, to a majority of the seats on the Napster Board, other than at a meeting of Company stockholders as described in the Information Statement, and is incorporated herein by reference.

(i) Annual Report on Form 10-K and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended March 31, 2008;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008; and

•

the Company’s Current Reports on Form 8-K filed with the SEC since June 30, 2008 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

Item 9. Exhibits.

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated September 26, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO filed by Parent and Purchaser on September 26, 2008).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO filed by Parent and Purchaser on September 26, 2008).

(a)(1)(C)	Joint Press Release issued by the Company and Parent on September 15, 2008 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on September 15, 2008).

(a)(1)(D)	Form of Letter to Holders of Restricted Shares dated September 26, 2008.**

Exhibit No.	Description
(a)(2)	Letter to Company Stockholders dated September 26, 2008.*

(a)(5)	Complaint, Joseph Sullivan, et al., v. William Christopher Gorog, et al., Case Number BC398258, filed on September 16, 2008 in the Superior Court of the State of California, Los Angeles County.**

(e)(1)	Agreement and Plan of Merger dated as of September 14, 2008 by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on September 15, 2008).

(e)(2)	Employment Agreement dated September 14, 2008 by and between the Company and William Christopher Gorog (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on September 15, 2008).

(e)(3)	Form of Employment Agreement dated September 14, 2008 entered into by the Company and each of Christopher Allen and Bradford D. Duea (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on September 15, 2008).

(e)(4)	Letter Agreement dated July 2, 2008 between the Company and Suzanne M. Colvin (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on July 2, 2008).

(e)(5)	Retention Agreement dated September 25, 2008 between the Company and Suzanne M. Colvin (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on September 26, 2008).

(e)(6)	Form of Indemnification Agreement between the Company and each of its directors and executive officers (incorporated herein by reference to Amendment No. 4 to the Registration Statement on Form 10 (No. 000-32373) filed by the Company on April 23, 2001).

(e)(7)	Shareholder Support Agreement dated September 14, 2008 by and among Parent, Purchaser and the shareholders of the Company listed on the signature page thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on September 15, 2008).

(e)(8)	Confidentiality Agreement between Parent and the Company dated as of March 24, 2008 (incorporated herein by reference to Exhibit (d)(5) of Schedule TO filed by Parent and Purchaser on September 26, 2008).

(e)(9)	Amendment No. 1 to Preferred Stock Rights Agreement dated September 14, 2008 by and between the Company and Mellon Investor Services LLC (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on September 15, 2008).

*	Filed herewith and included with the statement mailed to Company stockholders.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAPSTER, INC.

By:	/S/ AILEEN ATKINS
Aileen Atkins
Secretary

Dated: September 26, 2008

Annex A—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and

                  Rule 14f-1 Thereunder.

Annex B—Opinion of UBS dated September 14, 2008.

Annex A

Napster, Inc.

9044 Melrose Avenue

Los Angeles, California 90069

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about September 26, 2008 to holders of record of common stock, par value $0.001 per share, of Napster, Inc., a Delaware corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Puma Cat Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Parent”), to purchase all issued and outstanding shares of the Company’s common stock, and the stock purchase rights associated with such shares (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the “Board of Directors”). This designation is to be made pursuant to an Agreement and Plan of Merger dated as of September 14, 2008 (as such agreement may be amended from time to time, the “Merger Agreement”) by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a tender offer on September 26, 2008 to purchase all Shares at a price of $2.65 per Share, without interest or accrued dividends, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). A Schedule TO was also filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 26, 2008. Copies of the Offer to Purchase and Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Schedule TO. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, Eastern time, at the end of October 24, 2008, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Pursuant to the Merger Agreement, after the consummation of the Offer and subject to certain terms and conditions in the Merger Agreement, including approval by a stockholder vote, if required, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Also at the time that the Merger becomes effective (the “Effective Time”), each Share (other than Shares owned by the Company, any wholly-owned subsidiary of the Company, Parent, Purchaser, or stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law), will be automatically converted into the right to receive $2.65 in cash. At the Effective Time, each issued and outstanding share of Purchaser common stock will be converted into one share of common stock of the Surviving Corporation.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule TO and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on September 26, 2008.

This Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent, Purchaser or their designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT’S DESIGNEES TO COMPANY’S BOARD OF DIRECTORS

Right to Designate Directors

The Merger Agreement provides that promptly upon the acceptance for payment of all Shares validly tendered and not withdrawn pursuant to the Offer, Parent, may, but shall not be required to, designate up to such number of directors, rounded up to the nearest whole number, on the Board of Directors as shall give Parent representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors (after giving effect to such new Parent designated directors) and (ii) the percentage that the number of Shares purchased in the Offer bears to the number of Shares outstanding. In furtherance of the foregoing agreement, the Company shall, upon request of Parent, promptly increase the size of the Board of Directors and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Parent with such level of representation and will cause Parent’s designees to be elected. The Company shall also, subject to applicable law, use its reasonable best efforts to cause persons designated by Parent to constitute the same percentage of each committee of the Board, and of each board of directors and each board committee of the Company’s subsidiaries.

Notwithstanding the above, and subject to further terms set forth in the Merger Agreement, Parent and the Company shall use reasonable efforts to ensure that, at all times prior to the Effective Time, at least two of the members of the Board of Directors are continuing directors who are not affiliated with or designated by Parent. Following the election or appointment of Parent’s designees and the Effective Time, the approval of the continuing directors of the Company then in office shall be required to authorize any amendment or termination of the Merger Agreement or abandonment by the Company or its Board of Directors of the Merger, any amendment of the Company’s Certification of Incorporation or Bylaws other than as contemplated by the Merger Agreement, any extension of time for performance of any obligation or other act of Parent or Purchaser under the Merger Agreement and any waiver of the Company’s rights under the Merger Agreement.

Parent’s Designees

Parent intends to designate Joseph M. Joyce, David M. Morrish and James L. Muehlbauer, each of whom is an executive officer of Best Buy, to serve as its designees for the Company’s Board of Directors. The following table sets forth the name, age, and such individual’s present principal occupation and employment history during the past five years. Parent has informed the Company that each such individual has consented to act as a director of the Company if so appointed or elected. Unless otherwise indicated below, the business address of each such person is c/o Best Buy Co., Inc. 7601 Penn Avenue South, Richfield, MN 55423.

Name of Parent Designee	Age	Present Principal Occupation or Employment; Employment Positions Held During the Last Five Years
Joseph M. Joyce	57	Joseph M. Joyce has been a director and the President and Secretary of Puma Cat Acquisition Corp. since its inception. Mr. Joyce was named Best Buy’s Senior Vice President, General Counsel and Assistant Secretary in 1997. Mr. Joyce joined Best Buy in 1991 as Vice President—Human Resources and General Counsel. Prior to joining Best Buy, Mr. Joyce was with Tonka Corporation, a toy maker, having most recently served as vice president, secretary and general counsel.

Name of Parent Designee	Age	Present Principal Occupation or Employment; Employment Positions Held During the Last Five Years
David M. Morrish	51	David J. Morrish has been a director and the Chief Executive Officer of Puma Cat Acquisition Corp. since its inception. Mr. Morrish was named Best Buy’s Executive Vice President—Connected Digital Solutions in March 2008. Mr. Morrish joined Best Buy in 1998 as Vice President, Merchandising and most recently served as a Senior Vice President—PC Mobility Solutions. Prior to joining Best Buy, he spent 17 years with Sears Canada Inc., where he held a variety of positions of increasing responsibility including as vice president/general merchandising manager.

James L. Muehlbauer	46	James L. Muehlbauer has been the Chief Financial Officer of Puma Cat Acquisition Corp. since its inception. Mr. Muehlbauer was named Best Buy’s Executive Vice President—Finance and Chief Financial Officer in April 2008. Previously, he served as Enterprise Chief Financial Officer (Interim), Chief Financial Officer—Best Buy U.S., Senior Vice President—Finance, and Vice President and Chief Financial Officer—Musicland. Prior to joining Best Buy, Mr. Muehlbauer spent 10 years with The Pillsbury Company, a consumer packaged goods company, where he held various senior-level finance management positions, including vice president and worldwide controller, vice president of operations, divisional finance director, director of mergers and acquisitions, and director of internal audit. A certified public accountant (inactive), Mr. Muehlbauer spent eight years with Coopers & Lybrand LLP and most recently served as a senior manager in the firm’s audit and consulting practice.

Parent has advised the Company that, to the best of its knowledge, none of its designees to the Board has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Parent has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, to the best of its knowledge, none of its designees (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, (ii) has been involved in, nor has any of his or her immediate family members been involved in, any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein, or (iii) beneficially owns any equity securities or rights to acquire any equity securities of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of September 23, 2008, there were 47,922,611 shares of Company common stock issued and outstanding and there were no shares of preferred stock issued or outstanding.

The common stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of the Company’s common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

BOARD OF DIRECTORS

The Board of Directors currently consists of eight directors. Our certificate of incorporation provides for a classified Board of Directors consisting of three classes of directors, each serving staggered three-year terms. Information concerning current directors as of September 23, 2008 is set forth below.

Vernon E. Altman, age 63, has served as a director since December 2001. Mr. Altman’s current term as a director expires at the Annual Meeting in 2010. Mr. Altman is a senior partner and director of Bain & Company, a leading international consulting firm, and Mr. Altman leads Bain’s technology/telecommunication practice and Bain’s full potential transformation practice. Mr. Altman joined Bain at its founding in 1973. Mr. Altman received bachelor’s and master’s degrees in electrical engineering from Massachusetts Institute of Technology (MIT), and a master’s degree in management from MIT’s Sloan School.

Richard J. Boyko, age 59, has served as a director since April 2001. Mr. Boyko’s current term as a director expires at the Annual Meeting in 2008. Since July 2003, Mr. Boyko has served as the managing director of the VCU School of Mass Communications graduate program in advertising. Prior to that, Mr. Boyko served as co-president and chief creative officer of Ogilvy & Mather, an advertising agency. He joined Ogilvy & Mather in November 1990. Mr. Boyko also serves on the board of Martha Stewart Living Omnimedia. Mr. Boyko majored in advertising at Art Center College of Design.

Wm. Christopher Gorog, age 55, has served as our chief executive officer and a director since September 2000. Mr. Gorog’s current term as a director expires at the Annual Meeting in 2010. Mr. Gorog has served as our chairman of the board since September 2001. From February 1999 to September 2000, Mr. Gorog served as a consultant in the entertainment and media industry, including serving as advisor to J.H. Whitney, an asset management company, in HOB Entertainment, Inc.’s acquisition of Universal Concerts. From November 1995 to February 1999, Mr. Gorog served as president of new business development at Universal Studios, an entertainment company. From January 1995 to November 1995, Mr. Gorog served as executive vice president of group operations at Universal Studios. Mr. Gorog earned a B.A.S. in telecommunications and film from San Diego State University.

Philip J. Holthouse, age 49, has served as a director since January 2004. Mr. Holthouse’s current term as a director expires at the Annual Meeting in 2008. Mr. Holthouse is a partner with Holthouse Carlin & Van Trigt LLP, which he co-founded in 1991. Mr. Holthouse holds a master’s degree in business taxation and a bachelor’s degree in business administration, both from the University of Southern California, a law degree from Loyola Law School in Los Angeles and is a certified public accountant.

Joseph C. Kaczorowski, age 52, has served as a director since April 2001. Mr. Kaczorowski’s current term as a director expires at the Annual Meeting in 2009. Since June 2008, Mr. Kaczorowski has been a partner at Grosvenor Park, a specialist provider of financial solutions to the entertainment industry. Mr. Kaczorowski served as president of HOB Entertainment, Inc., an entertainment company, from May 2004 until January 2007. He joined HOB Entertainment, Inc. in August 1996. Mr. Kaczorowski holds a B.S. in accounting from St. John’s University and is a certified public accountant.

Ross Levinsohn, age 45, has served as a director since February 2007. Mr. Levinsohn’s current term as a director expires at the Annual Meeting in 2010. Since August 2007, Mr. Levisohn has been a partner with Velocity Interactive Group, a leading investment firm that focuses on digital media and communications. From January 2005 to December 2006, Mr. Levinsohn served as president of Fox Interactive Media (the internet and media arm of News Corporation). Mr. Levinsohn was formerly Senior Vice President and General Manager of Fox Sports Interactive Media from January 2001 to January 2005. Prior to joining Fox, Mr. Levinsohn was employed by AltaVista Network from April 1999 to June 2000, where he last served as Vice President and Executive Producer of the AltaVista Network. Before that, Mr. Levinsohn served as Vice President, Programming and Executive Producer of CBS Sportsline and as the Director of Production and Marketing Enterprises for HBO. Mr. Levinsohn received a B.A. in broadcast communications from American University.

Brian C. Mulligan, age 49, has served as a director since March 2003. Mr. Mulligan’s current term as a director expires at the Annual Meeting in 2009. Mr. Mulligan is currently chairman of Brooknol Advisors, LLC, an advisory and investment firm specializing in media and entertainment. From April 2004 through January 2005, Mr. Mulligan was a senior executive advisor—media and entertainment with Cerberus Capital Management LP, an investment firm. From 2003 to March 2004, Mr. Mulligan founded and was a principal with Universal Partners, a group formed to acquire Universal Studios, Inc. Mr. Mulligan has served as an executive advisor with The Boston Consulting Group, Inc., a business consulting firm, served as chairman for Fox Television, Inc., including the business operation of the Fox network, the television stations group, cable channels, chief financial officer of The Seagram Company Ltd., parent company of Universal Music and Universal Studios, Inc., co-chairman of Universal Pictures, Inc., an entertainment company and EVP Operations and Finance of Universal Studios, Inc. Mr. Mulligan currently serves on the Board of Spyglass Entertainment Holdings, LLC, is an advisor to Vobile, LLC, and an advisor to Pacific Media Capital, LLC. Mr. Mulligan holds a bachelor’s degree in business administration from the University of Southern California and a master’s degree in business administration from the John E. Anderson Graduate School of Management from the University of California, Los Angeles. Mr. Mulligan is a member of the AICPA and California Society of CPAs.

Robert Rodin, age 54, has served as a director since April 2001. Mr. Rodin’s current term as a director expires at the Annual Meeting in 2008. Since October 2002, Mr. Rodin has been the founder and chief executive officer of the RDN Group, a management consulting firm. From 1999 through October 2002, Mr. Rodin was the founder, chairman of the board and chief executive officer of eConnections, a provider of extended supply chain intelligence solutions. From 1999 to 2000, Mr. Rodin served as Avnet’s president of global supply change management and electronic commerce solutions and as a member of Avnet’s global managing board. From 1991 through 1999, Mr. Rodin served as chief executive officer and president of Marshall Industries, an industrial electronics distributor prior to its sale to Avnet. Mr. Rodin also serves on the board of SM&A. Mr. Rodin holds a B.A. in psychology from University of Connecticut.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers as of September 23, 2008:

Name	Age	Position
Wm. Christopher Gorog	55	Chief Executive Officer and Chairman of the Board of Directors
Bradford D. Duea	40	President
Christopher Allen	42	Chief Operating Officer
Suzanne M. Colvin	44	Vice President, Finance and Interim Chief Financial Officer

For information regarding Wm. Christopher Gorog, see above.

Bradford D. Duea has served as our president since January 2004. Prior to that, from February 2001 through January 2004, Mr. Duea served in various roles with us, including vice president of business development and vice president of worldwide OEM sales. From January 2000 to February 2001, Mr. Duea served as vice president, corporate development and corporate secretary of People Support, Inc., a provider of electronic customer relationship management solutions. From September 1996 to January 2000, Mr. Duea was an associate of O’Melveny & Myers LLP, a law firm. Mr. Duea holds a B.A. in Law and Society from the University of California at Santa Barbara, an M.B.A. in Finance and International Business from the University of Southern California, and a J.D. from the University of San Diego.

Christopher Allen has served as our chief operating officer since August 6, 2007. Mr. Allen most recently served as vice president, product strategy, design, and marketing for Blockbuster Online. Prior to Blockbuster, Mr. Allen served as vice president of product strategy and marketing at Yahoo! Music. Mr. Allen joined Yahoo! Music in 2004 with that company’s acquisition of Musicmatch. From early 2000 to 2004, Mr. Allen served as senior vice president of marketing and strategic planning at Musicmatch. Prior to early 2000, Mr. Allen was a co-founder and head of product marketing and strategic planning at Kablink, an online photo service company. Previously, he spent more than 10 years in product management at pioneering companies AT&T and NCR working on data warehouse decision support, predictive analysis, and business intelligence/CRM initiatives. Mr. Allen received a B.S. in electrical engineering from the University of Notre Dame, an M.S. in electrical engineering and computer science from the Georgia Institute of Technology, and an M.B.A. from the University of San Diego.

Suzanne M. Colvin has served as our vice president, finance, since April 2004 and became our interim CFO in January 2008. From July 1999 to April 2004, Ms. Colvin served as vice president, finance at Exodus Communications and its successor companies Cable & Wireless America and Savvis Communications. From June 1998 to July 1999, Ms. Colvin was vice president, finance, controller for Cohesive Technology Solutions, an IT Services firm that was acquired by Exodus Communications in July 1999. Ms. Colvin began her professional career as an auditor at Price Waterhouse where she worked for 8 years in their San Jose California High Technology Practice. Ms. Colvin received a B.S. in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo, and she holds an active CPA certification.

CORPORATE GOVERNANCE

Director Independence

Our Corporate Governance Guidelines require that a majority of the directors serving on our Board of Directors meet the standard of director independence set forth in The Nasdaq Stock Market, Inc. (“Nasdaq”) listing standards as the same may be amended from time to time, as well as other factors not inconsistent with the Nasdaq listing standards that our Board of Directors considers appropriate for effective oversight and decision-making. Our Board of Directors has affirmatively determined that each of the directors, except Wm. Christopher Gorog, is an independent director.

Attendance at Meetings

Our Board of Directors met in person or conducted telephonic meetings a total of twelve (12) times during fiscal 2008. During that same period, the Board did not act by unanimous written consent. During fiscal 2008, no director attended fewer than 75% of the total number of meetings of the Board of Directors and all Board committees of which he was a member.

Policy Regarding Director Attendance at Annual Meetings of the Stockholders

It is the policy of the Company that at least one member of its Board of Directors will attend each Annual Meeting of Stockholders, and all directors are encouraged to attend such meetings. The Company will reimburse directors for reasonable expenses incurred in attending Annual Meetings of Stockholders. One director attended the Annual Meeting of Stockholders on September 20, 2007.

Communications with the Board of Directors

Stockholders may communicate with any and all company directors by transmitting correspondence by mail, facsimile or email, addressed as follows:

Chairman of the Board

or Board of Directors

or [individual director]

c/o Corporate Secretary

Napster, Inc.

9044 Melrose Avenue

Los Angeles, CA 90069

Fax: 310-281-5121

boardofdirectors@napster.com

The corporate secretary shall maintain a log of such communications and transmit as soon as practicable such communications to the identified director addressee(s), unless there are safety or security concerns with respect to the communication or the communication contains commercial matters not related to the stockholder’s stock ownership, as determined by the corporate secretary. The Board of Directors or individual directors so addressed shall be advised of any communication withheld for safety or security reasons as soon as practicable.

Committees of the Board of Directors

Our Board of Directors has established a standing audit committee, a standing compensation committee, a standing executive committee and a standing nominating and governance committee. Each of these committees (other than the executive committee) is comprised entirely of directors who are not officers of the Company.

Audit Committee

The audit committee of our Board of Directors (the “Audit Committee”) consists of three non-employee directors: Messrs. Altman, Kaczorowski, and Holthouse. Mr. Kaczorowski is the Chairperson of our Audit Committee. Our Audit Committee operates under a written charter that was originally adopted in 2001 and restated in July 2008. The Audit Committee Charter is available in the Corporate Governance section of our website at http://investor.napster.com. The Audit Committee Charter requires that the Audit Committee consist of three or more Board members who satisfy the “independence” requirements of Nasdaq and applicable law, including Rule 10A-3 under the Securities Exchange Act of 1934. Each of the members of the Audit Committee satisfies these requirements. In addition, the Board has determined that Mr. Kaczorowski is an “audit committee financial expert” as defined under the rules of the SEC. The Audit Committee reviews our auditing, accounting, financial reporting and internal control functions and is responsible for the selection and retention of our independent registered public accounting firm. The Audit Committee has also considered whether the provision of non-audit services by our independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”) is compatible with maintaining the independence of PwC.

In discharging its duties, the Audit Committee oversees the following matters:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent registered public accounting firm’s qualifications and independence; and

•	the performance of our independent registered public accounting firm.

The Audit Committee met in person or conducted telephonic meetings a total of eleven (11) times during fiscal 2008. During that same period, the Audit Committee acted one (1) time by unanimous written consent.

Compensation Committee

The compensation committee of our Board of Directors (the “Compensation Committee”) consists of three non-employee directors: Messrs. Kaczorowski, Levinsohn and Rodin. Mr. Rodin is the Chairperson of our Compensation Committee. The Compensation Committee Charter was adopted in 2001 and restated in October 2005, and is available in the Corporate Governance section of our website at http://investor.napster.com. The restated Compensation Committee Charter requires that the Compensation Committee consist of two or more Board members who satisfy the “independence” requirements of Nasdaq and will qualify as non-employee directors under Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as outside directors under Internal Revenue Code Section 162(m) and applicable law. Each of the members of the Compensation Committee satisfies these requirements.

The Compensation Committee met in person or conducted telephonic meetings a total of six (6) times during fiscal 2008. During that same period, the Compensation Committee acted one (1) time by unanimous written consent.

Executive Committee

The executive committee of our Board of Directors (the “Executive Committee”) consists of three non-employee directors and one employee director: Messrs. Gorog, Kaczorowski, Mulligan and Rodin. Our Executive Committee works with management in connection with the business and affairs of our company.

The Executive Committee Charter was adopted in January 2007, and is available in the Corporate Governance section of our website at http://investor.napster.com. According to the Executive Committee Charter, the Executive Committee will be comprised of three or more directors, and the members of the Executive Committee will be appointed by and serve at the discretion of our Board of Directors.

The Executive Committee met in person or conducted telephonic meetings a total of two (2) times during fiscal 2008. During that same period, the Executive Committee acted one (1) time by unanimous written consent.

Nominating and Governance Committee

The nominating and governance committee of our Board of Directors (the “Nominating & Governance Committee”) consists of two non-employee directors: Messrs. Boyko and Mulligan. Mr. Mulligan is the Chairperson of our Nominating & Governance Committee. Our Nominating & Governance Committee (a) assists our Board of Directors in identifying individuals qualified to become Board members and Board committee members, and selects, or recommends that the Board select, the director nominees for each Annual Meeting of stockholders and the Board committee nominees for approval by the Board; and (b) monitors and evaluates our Board’s corporate governance policies and makes recommendations to our Board with respect thereto.

Our Nominating & Governance Committee Charter was adopted August 15, 2003 and is available in the Corporate Governance section of our website at http://investor.napster.com. This charter requires that the Nominating & Governance Committee consists of two or more board members who satisfy the “independence” requirements of Nasdaq. Each of the members of the Nominating & Governance Committee satisfies these requirements.

The Nominating & Governance Committee met in person or conducted telephonic meetings a total of two (2) times during fiscal 2008. During that same period, the Nominating & Governance Committee did not act by unanimous written consent.

Director Qualifications

The Nominating & Governance Committee has established the following minimum criteria for evaluating prospective nominees:

•	Reputation for integrity, strong moral character and adherence to high ethical standards.

•	Holds or has held a generally recognized position of leadership in community and/or chosen field of endeavor, and has demonstrated high levels of accomplishment.

•	Demonstrated business acumen and experience, and ability to exercise sound business judgment and common sense in matters that relate to the current and long-term objectives of the Company.

•	Ability to read and understand basic financial statements and other financial information pertaining to the Company.

•	Commitment to understand the Company and its business, industry and strategic objectives.

•

Commitment and ability to regularly attend and participate in meetings of our Board of Directors, Board committees and stockholders, number of other company boards on which the candidate serves and ability to generally fulfill all responsibilities as a director of the Company.

•	Willingness to represent and act in the interests of all stockholders of the Company rather than the interests of a particular group.

•	Good health and ability to serve.

•

For prospective non-employee directors, independence under SEC and applicable stock exchange rules, and the absence of any conflict of interest (whether due to a business or personal relationship) or legal impediment to, or restriction on, the nominee serving as a director.

•	Willingness to accept the nomination to serve as a director of the Company.

Other Factors for Potential Consideration

The Nominating & Governance Committee will also consider the following factors in connection with its evaluation of each prospective nominee:

•	Whether the prospective nominee will foster a diversity of skills and experiences.

•

Whether the nominee possesses the requisite education, training and experience to qualify as “financially literate” or as an “audit committee financial expert” under applicable stock exchange and SEC rules.

•

For incumbent directors standing for re-election, the Nominating & Governance Committee will assess the incumbent director’s performance during his or her term, including the number of meetings attended, level of participation, and overall contribution to the Company.

•	Composition of the Board and whether the prospective nominee will add to or complement the Board’s existing strengths.

Identifying and Evaluating Nominees for Directors

The Nominating & Governance Committee initiates the process by preparing a slate of potential candidates who, based on their biographical information and other information available to the Nominating & Governance Committee, appear to meet the criteria specified above and/or who have specific qualities, skills or experience being sought (based on input from the full Board).

Outside Advisors. The Nominating & Governance Committee may engage a third-party search firm or other advisors to assist in identifying prospective nominees.

Stockholder Suggestions for Potential Nominees. The Nominating & Governance Committee will consider suggestions of nominees from stockholders. Stockholders may recommend individuals for consideration by submitting the materials set forth below to the Company addressed to the Chairman of the Nominating & Governance Committee at the Company’s address. To be timely, the written materials must be submitted within the time permitted for submission of a stockholder proposal for inclusion in the Company’s proxy statement for the subject Annual Meeting.

The written materials must include: (1) all information relating to the individual recommended that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (2) the name(s) and address(es) of the stockholder(s) making the nomination and the amount of the Company’s securities which are owned beneficially and of record by such stockholder(s); (3) appropriate biographical information (including a business address and a telephone number) and a statement as to the individual’s qualifications, with a focus on the criteria described above; (4) a representation that the stockholder of record is a holder of record of stock of the Company entitled to vote on the date of submission of such written materials; and (5) any material interest of the stockholder in the nomination.

The Nominating & Governance Committee will evaluate a prospective nominee suggested by any stockholder in the same manner and against the same criteria as any other prospective nominee identified by the Nominating & Governance Committee from any other source.

Nomination of Incumbent Directors. The re-nomination of existing directors is not automatic, but rather is based on continuing qualification under the criteria set forth above.

For incumbent directors standing for re-election, the Nominating & Governance Committee will assess the incumbent director’s performance during his or her term, including the number of meetings attended, level of participation, and overall contribution to the Company, the number of other company boards on which the individual serves, composition of the Board at that time, and any changed circumstances affecting the individual director which may bear on his or her ability to continue to serve on the Board.

Upon completion of the above procedures, the Nominating & Governance Committee shall determine the list of potential candidates to be recommended to the full Board for nomination at the Annual Meeting.

AUDIT COMMITTEE REPORT

The Audit Committee furnished the following report in its Proxy Statement on Schedule 14A filed with the SEC on July 29, 2008. This report is being furnished again in this Information Statement for convenience, and this report shall not be considered filed as part of this Information Statement or any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

To the Board of Directors of Napster, Inc.

The Audit Committee has reviewed and discussed with Napster’s management and its independent registered public accounting firm, PricewaterhouseCoopers LLP, Napster’s audited financial statements for the years ended March 31, 2006, 2007 and 2008, known as the Audited Financial Statements. In addition, we have discussed with PricewaterhouseCoopers LLP the matters required by statement on Auditing Standards No. 61, as amended.

The Audit Committee also has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, and we have discussed with that firm its independence from Napster. We also have discussed with Napster’s management and PricewaterhouseCoopers LLP such other matters and received such assurances from them as we deemed appropriate.

Management is responsible for Napster’s internal controls and the financial reporting process. PricewaterhouseCoopers LLP is responsible for performing an independent audit of Napster’s financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee’s responsibility is to monitor and oversee these processes.

Based on the foregoing review and discussions and a review of the report of PricewaterhouseCoopers LLP with respect to the Audited Financial Statements, and relying thereon, we recommended to Napster’s Board of Directors the inclusion of the Audited Financial Statements in Napster’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

THE AUDIT COMMITTEE

Vernon E. Altman

Joseph C. Kaczorowski

Philip J. Holthouse

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 23, 2008, certain information with respect to the beneficial ownership of our common stock by:

•	each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our Named Officers (as defined below); and

•	all of our directors and executive officers as a group.

Unless otherwise specified, the address of each beneficial owner is 9044 Melrose Ave., Los Angeles, CA 90069.

Name	Shares of Common Stock Beneficially Owned(1)	Percentage of Outstanding Shares Owned (%)
5% or Greater Stockholders
MMCAP International Inc. SPC(2)	2,563,308	5.35%
Executive Officers and Directors
Wm. Christopher Gorog(3)	3,094,274	6.23%
Bradford D. Duea(4)	623,314	1.29%
Christopher Allen(5)	433,775	*
Suzanne Colvin(6)	264,573	*
Nand Gangwani(7)	63,331	*
Laura B. Goldberg(8)	39,966	*
Vernon E. Altman(9)	53,125	*
Richard J. Boyko(10)	61,375	*
Philip J. Holthouse(11)	50,625	*
Joseph C. Kaczorowski(12)	78,750	*
Ross Levinsohn(13)	15,625	*
Brian C. Mulligan(14)	57,500	*
Robert Rodin(15)	95,653	*
All directors and current executive officers as a group (11 persons)(16)	4,828,589	9.62%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 23, 2008. As of September 23, 2008, there were 47,922,611 outstanding shares of common stock. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

(2)	As reported on a Schedule 13G filed on September 18, 2008. The Schedule 13G was filed by: (a) MMCAP International Inc. (“MMCAP International”); and (b) MM Asset Management Inc. (“MM Asset Management”). According to the Schedule 13G, MMCAP International and MM Asset Management are the beneficial owners of 2,563,308 shares of our common stock and share voting and dispositive power with respect to such shares. The Schedule 13G indicates that MMCAP International is a fund that is managed by MM Asset Management.

(3)	Includes options to purchase 1,755,267 shares of our common stock within 60 days of September 23, 2008, and 957,858 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive’s employment, forfeiture.

(4)	Includes options to purchase 257,394 shares of our common stock within 60 days of September 23, 2008, and 288,697 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive’s employment, forfeiture.

(5)	Consists of 400,000 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive’s employment, forfeiture.

(6)	Includes 235,355 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event of a termination of the executive’s employment, forfeiture.

(7)	Information is reported as of the date of Mr. Gangwani’s termination of employment on December 31, 2007.

(8)	Information is reported as of the date of Ms. Goldberg’s termination of employment on August 3, 2007.

(9)	Consists of options to purchase 43,750 shares of our common stock within 60 days of September 23, 2008, including options held by Mr. Altman that vested in connection with the Offer, and 5,859 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(10)	Includes options to purchase 50,000 shares of our common stock within 60 days of September 23, 2008, including options held by Mr. Boyko that vested in connection with the Offer, and 5,859 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(11)	Includes options to purchase 31,250 shares of our common stock within 60 days of September 23, 2008, including options held by Mr. Holthouse that vested in connection with the Offer, and 5,859 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(12)	Includes options to purchase 60,000 shares of our common stock within 60 days of September 23, 2008, including options held by Mr. Kaczorowski that vested in connection with the Offer, and 7,031 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(13)	Consists of 10,546 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(14)	Includes options to purchase 38,750 shares of our common stock within 60 days of September 23, 2008, including options held by Mr. Mulligan that vested in connection with the Offer, and 7,031 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(15)	Includes options to purchase 60,000 shares of our common stock within 60 days of September 23, 2008, including options held by Mr. Rodin that vested in connection with the Offer, and 7,031 unvested shares of restricted common stock. Until vested, the shares of restricted common stock are subject to certain transfer restrictions and, in the event that the director does not continue to be a member of the Board, forfeiture.

(16)	Includes options to purchase 2,296,411 shares of our common stock within 60 days of September 23, 2008, including options that vested in connection with the Offer, and 1,931,126 unvested shares of restricted common stock. See notes 3-7 and 10-15 above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16”), requires our executive officers (as defined under Section 16), directors and persons who beneficially own greater than 10% of the Company’s common stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and changes in ownership of the Company’s common stock. Reporting Persons are required by SEC regulations to furnish us with copies of all of the reports they file pursuant to Section 16.

Based solely on our review of these reports and written representations from our directors and executive officers that no other reports were required, we believe that during fiscal 2008 all filing requirements applicable to the Reporting Persons pursuant to Section 16 were timely met, with the exception of the following Form 4 filings that were not timely filed to report the disposal of shares that were withheld and reacquired by the Company to satisfy tax withholding obligations on each vesting date occurring during fiscal 2008 with respect to restricted shares previously awarded to the Reporting Person: five (5) Form 4 filings for Wm. Christopher Gorog; five (5) Form 4 filings for Bradford D. Duea; and two (2) Form 4 filings for Suzanne M. Colvin. We also failed to timely file the following Form 4s for two former executive officers to report the disposal of shares that were withheld and reacquired by the Company to satisfy tax withholding obligations on each vesting date occurring during fiscal 2008 while such former executive officer remained subject to Section 16 with respect to restricted shares previously awarded to such former executive officer: three (3) Form 4 filings for Nand Gangwani and three (3) Form 4 filings for Laura Goldberg.

PROCESSES AND PROCEDURES FOR DETERMINATION

OF EXECUTIVE AND DIRECTOR COMPENSATION

The Compensation Committee is responsible for discharging the Board of Directors’ responsibilities relating to the compensation of the Company’s executives and directors. The Compensation Committee evaluates and approves the compensation arrangements, plans, policies and programs that apply to our executive officers and members of our Board of Directors. Pursuant to the Compensation Committee’s Charter, its principal compensation related responsibilities, duties and areas of authority include, among other things:

•	To develop, review, evaluate and approve the Company’s overall compensation policies and establish appropriate performance-based incentives;

•

To review and approve the goals and objectives relevant to the compensation of our Chief Executive Officer, to evaluate the performance of our Chief Executive Officer and to determine the terms of the compensatory agreements and arrangements for our Chief Executive Officer;

•	To consider and approve the compensatory agreements and arrangements for our other executive officers;

•	To make recommendations to our Board of Directors with respect to the Company’s incentive compensation plans and equity-based compensation plans;

•	To review all of the Company’s other compensation plans and arrangements;

•	To set and review the compensation arrangements in effect for members of our Board of Directors and committees of our Board of Directors;

•	To retain compensation consultants, independent counsel and other advisors and experts as it deems necessary or appropriate to carry out its duties; and

•	To perform any other appropriate activities.

The Compensation Committee’s Charter permits it to rely on members of management when performing its duties. The Compensation Committee takes into account our Chief Executive Officer’s recommendations regarding the corporate goals and objectives, performance evaluations and compensatory arrangements for the Company’s executive officers other than the Chief Executive Officer. In addition, our Board of Directors has delegated to our Chief Executive Officer the authority to approve certain stock option and restricted stock grants under the Company’s equity plans to persons who are not executive vice president level employees of the Company.

As indicated above, pursuant to its Charter, the Compensation Committee is authorized to retain compensation consultants to assist it in carrying out its duties. The Compensation Committee has the sole authority to terminate any compensation consultant it retains and to approve the firm’s fees and other retention terms. The Compensation Committee retained Hewitt Associates LLC at the end of fiscal 2007 to assist it in selecting the Company’s appropriate comparative peer group companies and to prepare a survey of the long-term equity incentive opportunities provided to executives by the Company and each of our peer group companies for compensation benchmarking purposes. Hewitt also assisted the Company in evaluating the dilutive effects of equity awards granted, or proposed to be granted, by the Company and our comparative peer group companies. The Compensation Committee also retained Hewitt at the end of fiscal 2008, with its review focused on modeling and evaluating the dilutive effects of the long-term equity incentive opportunities provided to executives by the Company and our comparative peer group companies.

DIRECTOR COMPENSATION—FISCAL 2008

The following table presents information regarding the compensation paid during fiscal 2008 to individuals who were members of our Board of Directors at any time during fiscal 2008 and who were not also our employees (referred to herein as “non-employee directors”). The compensation paid to any director who was also one of our employees during fiscal 2008 is presented below in the Summary Compensation Table—Fiscal 2008 and the related explanatory tables. Such employee-directors do not receive separate compensation for service on our Board of Directors.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1)(2)(4) (c)	Option Awards ($)(1)(3)(4) (d)	Total ($) (h)
Vernon E. Altman	40,000	5,968	13,992	59,960
Richard J. Boyko	40,000	5,968	13,992	59,960
Philip J. Holthouse	40,000	5,968	26,480	72,448
Joseph C. Kaczorowski	54,000	28,675	16,793	99,468
Ross Levinsohn	40,000	12,800	—	52,800
Brian C. Mulligan	44,000	28,675	15,994	88,669
Robert Rodin	44,000	28,675	16,793	89,468

(1)	The amounts reported in Column (c) and Column (d) above reflect the aggregate dollar amounts recognized for stock and option awards for financial statement reporting purposes with respect to fiscal 2008 (disregarding any estimate of forfeitures related to service-based vesting conditions). For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see (i) the discussion of restricted stock and option awards contained in Note 10 (Employee Benefit Plans) to the Company’s Consolidated Financial Statements, included as part of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008, and (ii) similar Employee Benefit Plan notes contained in the Company’s Consolidated Financial Statements filed on Form 10-Ks for prior fiscal years as to the restricted stock and option awards granted in those years, each of which notes is incorporated herein by reference.

(2)	As described below, each of our continuing non-employee directors is entitled to an annual award of 3,125 shares of restricted stock. Any continuing non-employee director serving as the chair of our Board of Directors or the Audit, Compensation or Nominating & Governance Committees is entitled to an additional 625 shares of restricted stock (for a total annual award of 3,750 shares of restricted stock). The grant date fair value for financial statement reporting purposes of the 3,125 restricted shares granted to each continuing non-employee director during fiscal 2008 was equal to $6,156 and the grant date fair value for financial statement reporting purposes of the additional 625 restricted shares granted to Messrs. Kaczorowski, Mulligan and Rodin during fiscal 2008 in respect of their chair positions was equal to $1,231. See footnote (1) above for the assumptions used to value these awards.

(3)	Beginning in January 2006, the Company began granting non-employee directors the equity portion of their compensation in the form of restricted shares instead of in stock options. The amounts reported for option awards represent the dollar amounts recognized in the Company’s fiscal 2008 financial statements for grants of option awards to non-employee directors prior to January 2006.

(4)	The following table presents the aggregate number of outstanding unvested shares of restricted stock and outstanding unexercised options held by each of our non-employee directors as of March 31, 2008. Any shares of restricted stock that vested before March 31, 2008 are not included in the following table in accordance with SEC rules.

Director	Number of Options Outstanding	Number of Shares of Restricted Stock Outstanding
Vernon E. Altman	43,750	7,031
Richard J. Boyko	50,000	7,031
Philip J. Holthouse	31,250	7,031
Joseph C. Kaczorowski	60,000	8,437
Ross Levinsohn	—	12,500
Brian C. Mulligan	38,750	8,437
Robert Rodin	60,000	8,437

Director Compensation

Compensation for non-employee directors during fiscal 2008 generally consisted of an annual cash retainer, an additional retainer for members of certain committees, meeting fees for members of the Executive Committee and awards of shares of restricted stock.

Annual Retainer

The following table sets forth the schedule of annual retainer and meeting fees for each non-employee director in effect during fiscal 2008:

Type of Fee	Dollar Amount
Annual Board Retainer	$30,000
Additional Annual Retainer for Service on any of the Audit Committee, Compensation Committee or Nominating & Governance Committee	$10,000
Per Meeting Fee for Attendance at Meetings of the Executive Committee	$2,000

The Board of Directors occasionally establishes committees of limited duration for special purposes. The Board of Directors has established one such committee, and following the end of fiscal 2008, approved the payment of a per meeting fee to the members of this committee equal to $1,000 for each meeting of the committee attended in person and $500 for each meeting of the committee attended by telephone. All non-employee directors are also reimbursed for out-of-pocket expenses they incur serving as directors.

Restricted Stock Awards

Annual Grants. Under our Amended and Restated 2001 Stock Plan (the “2001 Stock Plan”), each continuing non-employee director with at least six months of service automatically receives an annual award of 3,125 shares of restricted stock on each January 1. The annual award for non-employee directors serving as the chair of our Board of Directors or the Audit, Compensation or Nominating & Governance Committees is increased to 3,750, in light of the additional duties and responsibilities these directors are required to perform. Each share of restricted stock is an actual share of the Company’s common stock that remains subject to forfeiture, but which otherwise has the same voting and dividend rights as other shares of our common stock.

Each non-employee director’s annual grant of restricted shares becomes vested as to 6.25% of the shares subject to the grant on each quarterly anniversary of the grant date, meaning that each grant will be fully vested on the fourth anniversary of the grant date. Non-employee directors’ restricted shares will also become fully vested upon a change in control of the Company. The vesting of each non-employee director’s restricted shares is subject to the non-employee director’s service on our Board of Directors on the applicable vesting date. Unvested restricted shares will be forfeited for no value upon a non-employee director’s termination of services for the Company for any reason.

Our Board of Directors administers the 2001 Stock Plan with respect to non-employee director awards, and has the ability to interpret and make all required determinations under the plan, subject to plan limits. This authority includes making any required proportionate adjustments to outstanding restricted shares to reflect any impact resulting from various corporate events such as stock splits, stock dividends, combinations or reclassifications, and determining whether restricted shares should become fully vested in connection with a dissolution or liquidation of the Company.

Initial Grants. Each non-employee director who is newly appointed to our Board of Directors is entitled to a one-time award of 12,500 shares of restricted stock on the date he or she is first appointed. If the new non-employee director is initially appointed as the chair of our Board of Directors or the Audit, Compensation or Nominating & Governance Committees, the size of the initial award is increased to 15,000 shares of restricted stock. Non-employee directors’ initial restricted share awards become vested in the same manner and according to the same vesting schedule described above for annual grants, and otherwise have the same material terms as annual restricted share awards. We did not make any initial grants during fiscal 2008, because no non-employee directors were newly appointed to our Board of Directors during this fiscal year.

COMPENSATION DISCUSSION AND ANALYSIS

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to the principal executive and principal financial officers of the Company, as well as a discussion of the material elements of compensation awarded to, earned or paid to two former officers who served as executive officers during fiscal 2008. As indicated in our Annual Report to Stockholders for fiscal 2008 filed on Form 10-K, we have determined that only four individuals were serving as executive officers of the Company at the end of our fiscal year. In accordance with SEC rules, the compensation of two of our former executive officers who left the Company during fiscal 2008 is also discussed. These six individuals are referred to herein as the “Named Officers.”

The Company’s current executive compensation programs are determined and approved by the Compensation Committee. None of the Named Officers is a member of the Compensation Committee. As contemplated by its Charter, the Compensation Committee takes into account the Chief Executive Officer’s recommendations regarding the corporate goals and objectives, performance evaluations and compensatory arrangements for the Company’s executive officers other than the Chief Executive Officer. Our Interim Chief Financial Officer also advises the Compensation Committee with respect to the impact of executive and employee compensation on the Company’s actual and budgeted financial results. The other Named Officers do not currently have any role in determining or recommending the form or amount of compensation paid to our Named Officers.

Executive Compensation Program Objectives and Overview

The Company’s current executive compensation programs are intended to achieve three fundamental objectives: (1) recruit and retain superior talent; (2) create a significant direct relationship between pay and performance; and (3) create proper incentives for the executives to enhance the value of the Company for the benefit of our stockholders. In structuring our current executive compensation programs, we are guided by the following basic philosophies:

•

“At Risk” Compensation. A significant portion of each executive’s compensation should be “at risk” and tied to the Company’s financial performance and the executive’s contributions to that performance. The percentage of total compensation that is “at risk” should be the highest for our executives.

•

Competition. The Company operates in the highly competitive technology industry and should provide competitive compensation opportunities so that we can attract and retain the superior talent needed for us to succeed in the evolving digital music distribution services market.

•

Alignment with Stockholder Interests. Executive compensation should be structured to align executives’ economic interests with those of our stockholders, and executive stock ownership should be encouraged. The equity portion of each executive’s compensation should be an important and significant component of the executive’s compensation.

As described in more detail below, the material elements of our current executive compensation programs for Named Officers include a base salary, an annual cash bonus opportunity, a long-term equity incentive opportunity, perquisites and severance and other benefits payable in connection with a termination of employment or change in control. We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives, as illustrated by the table below.

Compensation Element	Compensation Objectives Designed to be Achieved
Base Salary	• Recruit and retain superior talent

Annual Cash Bonus Opportunity	• Directly link pay to performance • Incentivize creation of stockholder value

Long-Term Equity Incentives	• Incentivize creation of stockholder value • Recruit and retain superior talent • Directly link pay to performance

Perquisites	• Recruit and retain superior talent

Severance and Other Benefits Payable Upon Termination of Employment or a Change in Control	• Recruit and retain superior talent

The individual compensation elements are intended to create a total compensation package for each Named Officer that we believe achieves our compensation objectives and provides competitive compensation opportunities relative to companies in our comparative peer group. With the help of our independent compensation consultant Hewitt Associates LLC, we selected Audible, Inc., Netflix, Inc., MIVA, Inc., Realnetworks, Inc., Redenvelope, Inc., Sirius Satellite Radio, Inc., United Online, Inc., Webex Communications, Inc., Websense, Inc. and XM Satellite Radio Holdings, Inc. as our peer group companies for fiscal 2008. In addition, we also utilized the companies included in the technology-focused Croner compensation survey for fiscal 2008 compensation comparison and benchmarking purposes. Further, Hewitt Associates LLC also reviewed proprietary peer group compensation data as part of its analysis. We believe that these peer group companies, which are generally in the technology sector, are comparable either in terms of product or industry, revenue levels or market capitalization, compete with us for executive talent and provide relevant comparative compensation data for the Company. Our benchmarking process for fiscal 2008 focused primarily on comparing the long-term equity incentives provided to the Named Officers in fiscal 2007 to similar equity compensation opportunities provided to comparable executives at our peer group companies during either calendar 2006 or their fiscal 2007. We also considered the dilutive effects of the long-term equity incentives provided by the Company to the Named Officers and other employees and by our peer group companies to their executives and employees.

Current Executive Compensation Program Elements

Base Salaries

During fiscal 2008, each of our Named Officers other than our Interim Chief Financial Officer was employed pursuant to the terms of an employment agreement. Each Named Officer’s employment agreement generally establishes his or her minimum base salary. This minimum base salary may be increased by the Company from time to time in its discretion, but may not be decreased below the initial amount specified in the employment agreement. The Compensation Committee generally reviews the base salaries for each Named Officer shortly after the end of our preceding fiscal year to determine whether any base salary increases are appropriate. In determining whether base salary increases for fiscal 2008 were appropriate, we considered each Named Officer’s length of service, our performance and growth, a subjective determination of each Named Officer’s past performance and expected future contributions, our cash reserves and a consideration of the historical base salaries and total cash compensation earned by comparable executives at our peer group companies (based on their published data). None of the Named Officers except Ms. Colvin received a base salary increase for fiscal 2008. In January 2008, we determined to increase Ms. Colvin’s base salary by an additional $7,433 per month for as long as she serves as the Company’s Interim Chief Financial Officer. The Compensation Committee determined this increase was appropriate in light of the increased responsibilities that Ms. Colvin assumed in her role as Interim Chief Financial Officer, and the Company has no intention to decrease Ms. Colvin’s base salary for as long as she continues in her current position. The Compensation Committee did not believe that increases for the other Named Officers were warranted. The Summary Compensation Table—Fiscal 2008 and 2007 below shows the base salary paid to each Named Officer for fiscal 2008.

Annual Cash Bonus Opportunity

None of the Named Officers is entitled to a pre-set fixed minimum annual bonus pursuant to their employment agreements or otherwise. Instead, any annual bonuses for the Named Officers are paid out in the discretion of the Compensation Committee. When determining whether to pay Named Officers annual bonuses for a given fiscal year, we generally consider our performance and growth during the year, individual performance and contributions and the Company’s financial condition and available cash reserves. In order to preserve our cash reserves and consistent with our objective of paying for performance and the creation of value for our stockholders, none of the Named Officers was paid an annual bonus for fiscal 2008.

In connection with Mr. Allen’s commencement of employment with the Company during fiscal 2008, he received two bonus payments—a sign-on bonus and a bonus payment intended to reimburse him on an after-tax basis for amounts that he was required to pay his former employer. Consistent with the Company’s objective of recruiting and retaining superior talent, the Compensation Committee determined that it was appropriate to pay Mr. Allen these one-time bonuses in order to facilitate his agreeing to leave his former employer and accept employment with the Company. The Compensation Committee also determined that it was appropriate to pay Ms. Colvin a retention bonus during fiscal 2008. The Summary Compensation Table—Fiscal 2008 and 2007 below shows the amount of the bonus payments made to Mr. Allen and Ms. Colvin in fiscal 2008.

Long-Term Equity Incentive Awards

The Company’s view is that long-term equity incentive awards should be an important and significant component of the Named Officers’ total compensation. Prior to fiscal 2007, we granted equity incentive awards exclusively in the form of stock options. Beginning with fiscal 2007, we determined that equity incentive awards should be granted in the form of shares of restricted stock. We determined to switch from stock options to restricted stock for a number of reasons, but some of the most important reasons were that (i) due to changes in the accounting rules brought on by FAS 123R, stock options no longer receive the same preferential financial accounting treatment relative to restricted stock awards, (ii) restricted stock awards reduce the dilution to the Company’s stockholders because we can provide a long-term incentive award having the same relative value as a stock option award and use fewer shares, and (iii) restricted stock awards provide a more predictable form of compensation and do not have the same bias towards incentivizing short-term price fluctuations that many critics have argued is inherent in stock options. The Summary Compensation Table—Fiscal 2008 and 2007 below reflects an amount for option awards with respect to certain of the Named Officers, even though no stock options were granted to any Named Officers during fiscal 2008. This is because prior stock option grants to these Named Officers continue to become vested over a four-year period following the original grant date, and SEC rules require us to report compensation related to the options throughout the vesting period.

Restricted stock awards to our Named Officers typically vest in four substantially equal annual installments over a four-year vesting period. We believe that this four-year vesting period provides an incentive for the Named Officers to remain in our employ and encourages stock ownership by the Named Officers that helps focus them on the long-term performance of our company. We believe the four-year vesting period together with annual grants expected to be made in successive years helps create a long-term incentive and strikes an appropriate balance between the interests of the Company, our stockholders and the individual Named Officers in terms of the incentive, value creation and compensatory aspects of these equity awards.

We considered several factors when determining the size of each Named Officer’s fiscal 2008 restricted stock award. These factors included (i) the total cash compensation paid to the Named Officers in fiscal 2007, and the fact that it was below the levels provided by most of our peer group companies, (ii) the number and value of options and restricted stock awards previously granted, (iii) dilution effects on our stockholders and ensuring that an appropriate number of shares would be available for awards to less-senior employees, (iv) the number and value of long-term equity awards made to comparable executives at our peer group companies (based on their published data) and (v) ensuring that the Named Officers were provided with total long-term equity compensation and total compensation opportunities that we thought were appropriate and competitive in order to maximize our ability to retain the Named Officers. Mr. Duea and Ms. Colvin also received special restricted stock awards during January 2008 that will become vested on December 31, 2008. These restricted stock awards were granted in exchange for their agreement to cancel certain of their outstanding stock options that could have been subject to adverse tax consequences under Section 409A of the Code. These special restricted stock awards were not made as part of the normal annual grant process and were intended primarily to compensate these Named Officers for the options they agreed to cancel.

The number of shares of restricted stock granted to each Named Officer during fiscal 2008 and the grant-date fair value of these shares as determined under FAS 123R for purposes of the Company’s financial statements is presented in the “Grants of Plan-Based Awards in Fiscal 2008” table below. A description of the material terms of the fiscal 2008 restricted stock awards is presented in the narrative section following the “Grants of Plan-Based Awards in Fiscal 2008” table below.

Perquisites

The Company provides certain perquisites and personal benefits to several of the Named Officers. Perquisites provided to one or more Named Officers include an automobile allowance, reimbursement of gym membership costs, reimbursement of the cost of certain concert tickets, financial planning and tax preparation assistance, a housing allowance and premiums for automobile, life and disability insurance coverage. We believe that perquisites and personal benefits are often a tax-advantaged way to provide certain of the Named Officers with additional annual compensation that supplements their other compensation opportunities, and therefore treat perquisites as another component of annual compensation that is merely paid in a different form. The perquisites and personal benefits, if any, paid to each Named Officer in fiscal 2008 are reported in the Summary Compensation Table—Fiscal 2008 and 2007 below, and are explained in more detail in footnote 5 thereto.

Severance and Other Benefits

The Company believes that severance protections can play a valuable role in recruiting and retaining superior talent. In the competitive technology industry in which we operate, where executives are commonly being recruited by both more established companies and by start-up ventures, severance and other termination benefits are an effective way to offer executives financial security to offset the risk of foregoing an opportunity with another company. At the end of fiscal 2008, all of the Named Officers who remained employed by the Company (other than our Interim Chief Financial Officer) were entitled to severance benefits pursuant to their employment agreements. Outside of the change in control context described below, severance benefits are only payable under the employment agreements if a Named Officer’s employment is involuntarily terminated by us without cause, or if the Named Officer terminates his own employment for “good reason” as defined in his employment agreement. (However, under his employment agreement in place for fiscal 2008, Mr. Gorog or his estate will receive certain termination benefits if his employment terminates due to his death, disability or our decision to terminate his employment by failing to renew his employment agreement.) The “good reason” definition in each Named Officer’s employment agreement is different; however, we believe that each Named Officer would only have “good reason” to resign if the Company reduces or diminishes the officer’s compensation, position or work location in a manner that would result in a constructive termination of that Named Officer’s employment. Similarly, the level of each Named Officer’s severance or other termination benefits differ because, consistent with our objective of utilizing severance benefits to recruit and retain executives, we generally provide each Named Officer with amounts and types of severance benefits that we believe will permit us to recruit and/or continue to employ the individual Named Officer.

Certain of the Named Officers who remain employed by the Company will receive additional severance and other benefits upon the occurrence of a change in control of the Company and/or their termination of employment following a change in control. For example, Messrs. Duea’s and Allen’s employment agreements provide that their severance periods will be extended to 12 months (from six months) if their employment is involuntarily terminated by us without cause or by them for “good reason” following a change in control. Similarly, under Mr. Gorog’s employment agreement in place for fiscal 2008, his cash severance payments will be enhanced if his employment is involuntarily terminated by us without cause or if he resigns for any reason within twelve months after a change in control. We believe these enhanced severance benefits are appropriate because the occurrence, or potential occurrence, of a change in control transaction would likely create uncertainty regarding the continued employment of each Named Officer, and these enhanced severance protections encourage the Named Officers to remain employed with the Company through the change in control process and to focus on stockholders’ interests during the change in control.

In addition to the enhanced severance benefits described above, upon the occurrence of a change in control, 25% of the outstanding unvested stock option and restricted stock awards held by the Named Officers who remain employed by the Company will become fully vested pursuant to the terms of the Company’s equity plans (100% for Mr. Gorog under his employment agreement in place for fiscal 2008). An additional 25% of each such Named Officer’s outstanding unvested stock option and restricted stock awards will become fully vested on the first anniversary of the change in control, and 100% of these outstanding unvested awards will become fully vested if the employment of any of such Named Officers is involuntarily terminated by us without cause within twelve months after a change in control. With the exception of Mr. Gorog, the accelerated vesting provided to the Named Officers in connection with a change in control is generally the same as for the Company’s other less senior employees. Although certain of the accelerated option and restricted stock vesting described above is in the nature of a “single trigger” acceleration of vesting that will occur upon the occurrence of a change in control regardless of whether the award holder’s employment terminates, we believe this accelerated vesting is appropriate given the importance of long-term equity awards in our executive compensation program and the uncertainty regarding the continued employment of Named Officers that typically occurs in a change in control context. Our view is that this vesting protection helps assure the Named Officers that they will not lose the expected value of their options and restricted stock awards because of a change in control of the Company.

As part of his change in control severance benefits under his employment agreement in place for fiscal 2008, Mr. Gorog is reimbursed for the full amount of any excise taxes imposed on his severance payments and any other payments under Section 4999 of the Internal Revenue Code. We have provided Mr. Gorog with a “gross-up” for any parachute payment excise taxes that may be imposed because we determined the appropriate level of his change in control severance protections without factoring in the adverse tax effects that may result under Section 4999 of the Internal Revenue Code. The excise tax gross-up is intended to make Mr. Gorog whole for any adverse tax consequences he may become subject to under Section 4999 of the Internal Revenue Code, and to preserve the level of his change in control severance protections that we have determined to be appropriate. The other Named Officers are not entitled to any similar gross-up payments.

Subsequent Events1

Following the end of fiscal 2008 (and not in connection with our entry into the Merger Agreement), we entered into a new employment agreement with Mr. Gorog in May 2008 and a severance agreement with Ms. Colvin in July 2008.

Mr. Gorog’s new employment agreement is similar to his prior employment agreement, although several material changes were made that are discussed below. If outside of the change in control context and after August 14, 2008, Mr. Gorog’s employment is involuntarily terminated by us without cause or if he terminates his own employment for “good reason,” his cash severance benefits will be equal to 9 months of his then current base salary, instead of 165% of his base salary. In the case of such a termination, Mr. Gorog will be entitled to accelerated vesting of his unvested stock option and restricted stock awards that had been scheduled to vest within 12 months following the date of his termination of employment, instead of accelerated vesting of all outstanding unvested stock option and restricted stock awards. Further, unlike Mr. Gorog’s prior employment agreement, his new employment agreement does not provide for any severance payment if the Company fails to renew the agreement at the end of its one-year term. Mr. Gorog’s new employment agreement also amended the vesting terms applicable to his restricted stock awards that are outstanding on August 15, 2008. Instead of vesting in annual installments, beginning after August 15, 2009, these restricted stock awards will vest in monthly installments.

1

This Compensation Discussion and Analysis discussion reflects the Company’s executive compensation programs during fiscal 2008 and certain new agreements entered into following the end of fiscal 2008 that could affect an understanding of the Named Officers’ compensation during fiscal 2008. This Compensation Discussion and Analysis does not describe the terms of, or the compensation principles underlying, the new employment agreements entered into with Messrs. Gorog, Duea and Allen in connection with the Company’s entry into the Merger Agreement. These new employment agreements provide for the terms of Messrs. Gorog’s, Duea’s and Allen’s employment with the Company following the closing of the Merger, and will supersede and replace each executive’s existing employment agreement with the Company effective upon the closing of the Merger. If the closing of the Merger does not occur for any reason, the existing employment agreements for Messrs. Gorog, Duea and Allen will remain in effect. In connection with the Company’s entry into the Merger Agreement, the Company entered into a retention agreement with Ms. Colvin. Under the retention agreement, Ms. Colvin will generally become entitled to a retention payment of $40,000 if she remains employed by the Company through June 1, 2009, and a second retention payment of $40,000 if she remains employed by the Company through June 1, 2010. The material terms of Messrs. Gorog’s, Duea’s and Allen’s employment agreements and Ms. Colvin’s retention agreement entered into in connection with the Merger Agreement are described in Item 3—“Employment Agreements with Certain Executive Officers” and “Severance and Retention Agreements” of Schedule 14D-9 to which this Information Statement relates. The actual employment agreement for Mr. Gorog, the form of employment agreement applicable to Messrs. Duea and Allen and Ms. Colvin’s retention agreement are filed as Exhibits (e)(2), (e)(3) and (e)(5), respectively, to such Schedule 14D-9.

Ms. Colvin’s severance agreement provides that in the event we terminate her employment without cause or she terminates her employment for “good reason,” Ms. Colvin will be entitled to a cash severance payment equal to one-half of her annualized base salary at the highest rate in effect at any time in the one year preceding the termination, and we will pay her COBRA premiums for a period of six months from the date of termination. In the event such a termination of employment occurs upon or at any time following a change in control of the Company, the cash severance payment will equal one times such annualized base pay and the period of company-paid COBRA will be twelve months.

Section 162(m) Policy

Under current IRS guidance, Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation’s chief executive officer and other three most highly compensated executive officers (not including the principal financial officer). However, Section 162(m) exempts qualifying performance-based compensation from the deduction limit if certain other requirements are met.

Current base salary and anticipated bonus levels are not expected to exceed or materially exceed, as the case may be, the Section 162(m) limit. We have intended to structure stock option grants to the Company’s executive officers made in prior years as qualifying performance-based compensation for Section 162(m) purposes. The Company’s restricted stock awards are not, however, qualifying performance-based compensation for Section 162(m) purposes. In granting restricted stock awards, we have and will continue to consider the possibility that all or a portion of the grants may not be deductible by the Company to the extent that the income realized by the recipient of the grant in connection with the vesting of the award, when combined with other compensation paid to the executive officer in that year that does not satisfy the performance-based rules of Section 162(m), would exceed the $1,000,000 limit under Section 162(m).

The Company reserves the authority to award non-deductible compensation in such circumstances as it deems appropriate. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding the Company’s efforts, that compensation intended by the Company to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

COMPENSATION COMMITTEE

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee furnished the following report on executive compensation for the fiscal year ended March 31, 2008 in its Proxy Statement on Schedule 14A filed with the SEC on July 29, 2008. This report is being furnished again in this Information Statement for convenience, and this report shall not be considered filed as part of this Information Statement or any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Compensation Committee has certain duties and powers as described in its Charter. The Compensation Committee is currently composed of the three (3) non-employee directors named at the end of this report, each of whom is independent as defined by Nasdaq listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section. Based upon this review and our discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in the Company’s Proxy Statement on Schedule 14A filed with the SEC.

Compensation Committee of the Board of Directors

Robert Rodin (Chairman)

Joseph C. Kaczorowski

Ross Levinsohn

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Rodin, Kaczorowski and Levinsohn each served as members of the Compensation Committee during all of fiscal 2008. No current member of the Compensation Committee is a current or former executive officer or employee of the Company, or had any relationships requiring disclosure by the Company under the SEC’s rules requiring disclosure of certain relationships and related-party transactions. None of the Company’s executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee during fiscal 2008.

SUMMARY COMPENSATION TABLE—FISCAL 2008 and 2007

The following table presents information regarding compensation of our Named Officers for services rendered during fiscal 2008. To the extent any Named Officers were also named officers for fiscal 2007, compensation information for fiscal 2007 is also presented for such Named Officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Stock Awards ($)(2)(4) (e)	Option Awards ($)(2)(3)(4) (f)	All Other Compensation ($)(5) (i)	Total ($) (j)
Wm. Christopher Gorog	2007	625,000	—	620,307	1,000,949	75,730	2,321,986
Chief Executive Officer and Chairman of the Board of Directors(6)	2008	625,000	—	1,020,014	495,311	98,561	2,238,886

Bradford D. Duea	2007	300,000	—	108,026	154,757	17,273	580,056
President	2008	300,000	—	219,675	97,021	28,223	644,919

Christopher Allen	2008	199,904	203,108	94,290	—	3,517	500,819
Chief Operating Officer

Suzanne M. Colvin	2008	231,560	40,560	93,789	47,046	18,357	431,311
Interim Chief Financial Officer, Vice President, Finance

Laura B. Goldberg	2007	300,000	—	152,063	118,743	6,527	577,333
Former Chief Operating Officer	2008	109,615	—	312,221	23,938	351,877	797,651

Nand Gangwani	2007	275,000	—	108,026	126,947	21,156	531,129
Former Vice President and Chief Financial Officer	2008	212,596	—	287,824	49,221	41,277	590,918

(1)	The amounts reported in Column (d) represent the following payments made to Mr. Allen in connection with his commencement of employment during fiscal 2008: (i) a sign-on bonus of $50,000 and (ii) a bonus payment of $153,108 intended to reimburse Mr. Allen on an after-tax basis for amounts that he was required to pay to his former employer. Column (d) also represents $40,560 for a retention bonus paid to Ms. Colvin for fiscal 2008.

(2)	The amounts reported in Column (e) and Column (f) above reflect the aggregate dollar amounts recognized for stock and option awards for financial statement reporting purposes with respect to the indicated fiscal year. For purposes of this calculation, we have disregarded any estimate of forfeitures related to service-based vesting conditions, and have only taken into account actual forfeitures to the extent permitted under SEC rules. For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see (i) the discussion of restricted stock and option awards contained in Note 10 (Employee Benefit Plans) to the Company’s Consolidated Financial Statements, included as part of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008, and (ii) similar Employee Benefit Plan notes contained in the Company’s Consolidated Financial Statements filed on Form 10-Ks for prior fiscal years as to the restricted stock and option awards granted in those years, each of which notes is incorporated herein by reference.

(3)	Beginning with our fiscal 2006, the Company began granting Named Officers’ long-term compensation opportunity in the form of restricted shares instead of in stock options. The amounts reported for option awards represent the dollar amounts recognized in fiscal 2008 and 2007 financial statements for options granted prior to our fiscal 2006.

(4)	In connection with their terminations of employment during fiscal 2008, Mr. Gangwani forfeited 131,250 unvested restricted shares and 166,000 unvested stock options, and Ms. Goldberg forfeited 267,500 unvested restricted shares and 135,000 unvested stock options. In addition, Messrs. Gorog and Duea and Ms. Colvin elected to cancel the following number of outstanding stock options during fiscal 2008 because the Company determined that such stock options could be subject to adverse tax consequences under Section 409A of the Internal Revenue Code: Mr. Gorog 380,875 stock options; Mr Duea: 21,762 stock options; and Ms. Colvin: 75,000 stock options.

(5)	The amounts reported in Column (i) for fiscal 2008 for Mr. Gorog include payments for unused accrued vacation of $48,077, an automobile allowance of $18,000, a $15,000 contribution for supplemental life and/or disability insurance coverage, $7,500 for financial planning and tax preparation assistance, $1,720 for automobile insurance, $6,730.78 from the Company’s 401(k) matching program and $1,533 for term life insurance premiums. The amounts reported for Mr. Duea for fiscal 2008 include payments for unused accrued vacation of $9,630, an automobile allowance of $7,800, a housing allowance of $7,200, $3,092.32 from the Company’s 401(k) matching program and $501 for term life insurance premiums. The amounts reported for Ms. Goldberg for fiscal 2008 include payments for unused accrued vacation of $26,461, $197 for term life insurance premiums, $165 in gym reimbursements and $325,054 for the full value of her cash severance payments and rights to continued health and welfare benefits provided by the Company. The amounts reported for Mr. Gangwani for fiscal 2008 include payments for unused accrued vacation of $33,584, an automobile allowance of $6,030 and $417 for term life insurance premiums, $1,045 in gym reimbursements and $200 for concert ticket reimbursement. The amounts reported for Mr. Allen for fiscal 2008 include payments for $353 for term life insurance premiums, $2,907.72 from the Company’s 401(k) matching program and $257 in gym reimbursements. The amounts reported for Ms. Colvin for fiscal 2008 include payments for term life insurance premiums of $520 and $3,101.67 from the Company’s 401(k) matching program.

(6)	Mr. Gorog serves as the Chairman of our Board of Directors, but does not receive any separate compensation for his service on our Board of Directors.

Compensation of Named Officers

The Summary Compensation Table—Fiscal 2008 and 2007 above quantifies the value of the different forms of compensation earned by or awarded to our Named Officers during fiscal 2008 and 2007. The primary elements of each Named Officer’s total compensation reported in the table are base salary and compensation related to awards of shares of restricted stock and stock options (although no new stock options were granted during fiscal 2008 and 2007). Named Officers also earned or were paid the other benefits listed in Column (i) of the Summary Compensation Table—Fiscal 2008 and 2007, and Mr. Allen and Ms. Colvin received certain bonus payments that are described in footnote (1) to the Summary Compensation Table—Fiscal 2008 and 2007.

The Summary Compensation Table—Fiscal 2008 and 2007 should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each Named Officer’s base salary for fiscal 2008 is provided immediately following this paragraph. The Grants of Plan-Based Awards in Fiscal 2008 table, and the description of the material terms of the shares of restricted stock granted in fiscal 2008 that follows it, provides information regarding the restricted shares awarded to Named Officers during fiscal 2008. The Outstanding Equity Awards at Fiscal 2008 Year-End and Option Exercises and Stock Vested in Fiscal 2008 tables provide further information on the Named Officers’ potential realizable value and actual value realized with respect to their equity awards. The discussion of the potential payments due upon a termination of employment or change in control that follows is intended to further explain the payments that are, or may become, payable to our Named Officers in connection with a termination of employment or change in control.

Description of Employment Agreements and Base Salary Amounts

During fiscal 2008, each of the Named Officers except Ms. Colvin was employed by the Company pursuant to the terms of an employment agreement. Each such Named Officer’s employment agreement generally establishes his or her minimum base salary. For example, Mr. Gorog’s employment agreement in effect at the end of fiscal 2008 and his new employment agreement entered into in May 2008 both provide for a base salary of $625,000. Mr. Gorog’s base salary may be increased by the Company from time to time in its discretion, but may not be decreased below the base salary amount specified in his employment agreement. The other Named Officers’ employment agreements currently in effect work similarly, as they each generally specify an initial base salary that may be increased in the Company’s discretion, but which may not be decreased. Although Ms. Colvin is not currently employed pursuant to an employment agreement, the Company has no intention to reduce her current base salary for as long as she serves as the Company’s Interim Chief Financial Officer.

As discussed in more detail in the Compensation Discussion and Analysis, our Compensation Committee reviews each Named Officer’s base salary on at least an annual basis to determine whether any increase in base salary is warranted. In making its determination, the Compensation Committee considers the factors discussed above under “Compensation Discussion and Analysis—Current Executive Compensation Program Elements.” Each Named Officer’s base salary earned for the Company’s fiscal 2008 was the amount reported for the officer in the Summary Compensation Table above. Messrs. Gorog, Duea, Allen and Ms. Colvin’s base salaries represented 28%, 47%, 40% and 54% of their respective total compensation amounts reported in the Summary Compensation Table.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2008

The following table presents information regarding the shares of restricted stock that were granted to the Named Officers during fiscal 2008 under our 2001 Stock Plan. The material terms of each grant are described below under “Description of Restricted Stock Awards.”

Name (a)	Grant Date (b)	Date of Compensation Committee Approval	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	Grant Date Fair Value of Stock Awards ($) (l)
Wm. Christopher Gorog	5/8/2007		400,000	1,668,000

Bradford D. Duea(1)	5/8/2007 1/1/2008	12/13/2007	115,000 7,447	479,550 14,671

Christopher Allen	8/6/2007		200,000	580,000

Suzanne M. Colvin(1)	5/8/2007 1/1/2008	12/13/2007	62,500 23,480	260,625 46,256

Laura B. Goldberg(2)	5/8/2007		165,000	688,050

Nand Gangwani(3)	5/8/2007		115,000	479,550

(1)	As noted in footnote 4 to the Summary Compensation Table—Fiscal 2008 and 2007 above, Mr. Duea and Ms. Colvin elected to cancel certain of their outstanding stock options during fiscal 2008 because the Company determined that such stock options could be subject to adverse tax consequences under Section 409A of the Internal Revenue Code. In exchange for agreeing to cancel such options, Mr. Duea and Ms. Colvin were each granted special awards of shares of restricted stock on January 1, 2008. The Compensation Committee approved these grants on December 13, 2007. Mr. Gorog also elected to cancel certain of his outstanding stock options because of Section 409A of the Internal Revenue Code, but he was not eligible for the same exchange opportunity.

(2)	The grant was cancelled upon termination, and no shares were vested as of Ms. Goldberg’s termination date.

(3)	28,750 shares of Mr. Gangwani’s May 8, 2007 restricted stock award were vested as of May 8, 2008 under the terms of his separation and general release agreement, the rest of the grant was cancelled.

Description of Restricted Stock Awards

2008 Equity Incentive Award. During fiscal 2008, each Named Officer was granted a long-term equity incentive award under the 2001 Stock Plan in the form of shares of restricted stock. The shares of restricted stock are actual shares of our common stock that are subject to forfeiture prior to becoming vested. As such, the Named Officers are entitled to exercise voting rights and receive any dividends paid with respect to their shares of restricted stock in the same manner as our other stockholders, but these rights will cease upon any forfeiture of the restricted shares. Shares of restricted stock may generally not be transferred by the Named Officers prior to becoming vested.

Each Named Officer’s restricted stock award currently becomes vested in four substantially equal annual installments on the first four anniversaries of the grant date, subject to the Named Officer’s continued employment through each vesting date. All or a portion of each Named Officer’s restricted stock award may also become vested upon or in connection with a change in control of the Company, or upon certain terminations of the Named Officer’s employment without cause or for “good reason.” The Company also has the discretion to accelerate the vesting of all or a portion of each Named Officer’s restricted stock award in other appropriate circumstances. Any shares of restricted stock that are unvested upon a Named Officer’s termination of employment (after giving effect to any vesting occurring in connection with the termination of employment) will be forfeited for no value. Please see the “Potential Payments Upon Termination or Change in Control” section below for a description of the potential vesting of restricted stock awards that may occur in connection with a change in control or certain terminations of employment of the Named Officers who remain employed by the Company. The “Potential Payments Upon Termination or Change in Control” section also describes the restricted stock award vesting that Mr. Gangwani received in connection with his termination of employment.

The Compensation Committee administers the 2001 Stock Plan with respect to the Named Officers’ restricted stock awards, and has the ability to interpret and make all required determinations under the plan, subject to plan limits. This authority includes making any required adjustments to the number and kind of securities subject to outstanding restricted stock awards to reflect any impact resulting from various corporate events such as stock splits, stock dividends, combinations or reclassifications, and determining whether restricted shares should become fully vested in connection with a dissolution or liquidation of the Company. For example, if there is an extraordinary stock dividend with respect to our common stock at a time when restricted stock awards are unvested, the shares of stock distributed as part of the dividend will be restricted property that will be subject to the same vesting schedule and terms as the restricted shares to which they relate. Each Named Officer’s restricted stock award provides that upon vesting, the Company will generally withhold and reacquire a sufficient number of restricted shares that would otherwise be delivered to the Named Officer in order to satisfy the minimum amount of withholding tax obligations triggered by the vesting event.

Special Awards. In exchange for agreeing to cancel certain of their outstanding stock options that could have been subject to adverse tax consequences under Section 409A of the Internal Revenue Code, Mr. Duea and Ms. Colvin were each granted special restricted stock awards on January 1, 2008. Each of these special restricted stock awards becomes vested on December 31, 2008, subject to the Named Officer’s continued employment through such vesting date. These special restricted stock awards otherwise have the same material terms described above for the 2008 long-term equity incentive awards.

OUTSTANDING EQUITY AWARDS AT FISCAL 2008 YEAR-END

The following table presents information regarding the outstanding equity awards held by each Named Officer as of the end of fiscal 2008. Mr. Gangwani and Ms. Goldberg are not included in the table because they did not have any outstanding equity awards as of the end of fiscal 2008.

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (1) (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date(3) (f)	Number of Shares or Units of Stock That Have Not Vested (#)(4) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5) (h)
Wm. Christopher Gorog	487,000	—	—	8.50	4/19/2011	815,715	1,182,787
	200,000	—		15.25	9/24/2011
	375,000	—		15.25	9/24/2011
	328,125	46,875		4.13	8/06/2014
	224,517	—		3.87	8/13/2012
	93,750	—		7.47	9/18/2013

Bradford D. Duea	75,000	—	—	8.50	4/19/2011	194,947	282,673
	20,000	—		15.25	9/24/2011
	50,000	—		7.47	8/15/2013
	87,500	12,500		4.13	8/06/2014
	9,375	—		14.09	2/07/2012
	3,019	—		3.87	8/13/2012

Christopher Allen	—	—	—	—	—	200,000	290,000

Suzanne M. Colvin	—	—	—	—	—	109,730	159,109

(1)	All exercisable options are currently vested.

(2)	All unexercisable options are currently unvested. Subject to each Named Officer’s continued employment, these options ordinarily become vested over a four-year period, with the first 25% of each option grant becoming vested on the first anniversary of the grant date and 6.25% of each option grant becoming vested at the end of each three-month period after the first anniversary of the grant date. As described in the “Potential Payments Upon Termination or Change in Control” section below, all or a portion of each option grant may vest earlier in connection with a change in control or certain terminations of employment.

(3)	The expiration date shown is the normal expiration date and the latest date that options may be exercised. Options may terminate earlier in certain circumstances, such as in connection with a Named Officer’s termination of employment or in connection with a change in control.

(4)	Each restricted stock award (other than the special restricted stock awards granted to Mr. Duea and Ms. Colvin on January 1, 2008 that are described above) currently becomes vested in four substantially equal annual installments on the first four anniversaries of the grant date, subject to the Named Officer’s continued employment through each vesting date. As described in the “Potential Payments Upon Termination or Change in Control” section below, all or a portion of each restricted stock award may vest earlier in connection with a change in control or certain terminations of employment.

(5)	The aggregate market value of outstanding restricted stock awards is based on the closing price of the Company’s common stock on March 28, 2008, which was the last trading day prior to our fiscal year-end on March 31, 2008.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2008

The following table presents information regarding the vesting during fiscal 2008 of restricted stock awards held by the Named Officers. None of the Named Officers exercised any stock options during fiscal 2008.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(1) (e)
Wm. Christopher Gorog	—	—	157,857	619,964
Bradford D. Duea	—	—	27,500	108,025
Christopher Allen	—	—	—	—
Suzanne M. Colvin	—	—	8,750	34,563
Laura B. Goldberg	—	—	38,750	152,313
Nand Gangwani	—	—	83,750	218,838

(1)	The dollar amounts shown in Column (e) above are determined by multiplying (i) the number of shares of restricted stock becoming vested by (ii) the per-share closing price of our common stock on the vesting date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following section describes the benefits that may become payable to the Named Officers who are currently employed by us in connection with certain terminations of their employment with the Company and/or a change in control of the Company. This section also describes the severance benefits provided to Mr. Gangwani and Ms. Goldberg in connection with their terminations of employment during fiscal 2008. All such benefits will be, or were, paid or provided by the Company. For purposes of the estimated benefit amounts that are presented in this section, we have assumed that (i) the price per share of the Company’s common stock is equal to the closing price per share on March 31, 2008, or for Mr. Gangwani and Ms. Goldberg, the price on their respective dates of termination of employment, (ii) outstanding stock options and restricted shares are substituted or assumed in connection with a change in control, and (iii) the value of any stock options or shares of restricted stock that may be accelerated is equal to the full value of such awards (i.e., the full in the money “spread” value for stock options and the full closing price per share on the applicable date for restricted stock awards). In the event that outstanding stock options or restricted shares are not substituted or assumed in connection with a change in control, the Named Officers who are currently employed by the Company (and our other employees) would be entitled to full vesting of these awards in advance of such awards being terminated in connection with the change in control. Please see the “Severance and Other Benefits” section of the Compensation Discussion and Analysis for a discussion of how the payments and benefits presented below were determined.

Wm. Christopher Gorog. Mr. Gorog’s employment agreement in effect at the end of fiscal 2008 provided for certain benefits to be paid to him if his employment terminated for one of the reasons described below. If Mr. Gorog’s employment had terminated during the term of his employment agreement due to his death, his estate would have been entitled to reimbursement of medical and dental benefit expenses under COBRA for 18 months for Mr. Gorog’s eligible dependents and to full vesting of all of Mr. Gorog’s outstanding stock option and restricted stock awards. Mr. Gorog’s stock options would generally have remained exercisable for one-year following his death, subject to earlier termination upon the expiration of the ordinary term of the options, a change in control or similar events. If Mr. Gorog’s employment had terminated during the term of his employment agreement due to his disability, he would have been entitled to the same termination benefits payable upon his death, and would also have received the maximum disability benefits that we provide for our other employees.

If during the term of Mr. Gorog’s employment agreement, his employment had been terminated by us without cause or by him for “good reason,” he would have been entitled to receive (i) a lump-sum payment within thirty days equal to 165% of his then applicable base salary, (ii) reimbursement of medical and dental benefit expenses under COBRA for 18 months for himself and his eligible dependents and (iii) full vesting of all of his outstanding stock option and restricted stock awards. Mr. Gorog’s stock options would generally have remained exercisable for their full ordinary term following such a termination of employment, subject to earlier termination upon a change in control or similar events. Mr. Gorog would have had “good reason” to terminate his employment if he determined in good faith that (a) there had been a material diminution of his duties, title, authority, or responsibilities, (b) he was required to report to anyone other than our Board of Directors, (c) the Company had materially breached his employment agreement, (d) he was required to be based somewhere other than New York, New York or Los Angeles or Santa Clara, California or (e) the Company had terminated his employment in a manner not permitted by his employment agreement.

If a change in control of the Company had occurred during the term of Mr. Gorog’s employment agreement, all of Mr. Gorog’s outstanding stock option and restricted stock awards would have immediately become fully vested, and Mr. Gorog would have been entitled to enhanced severance if his employment was terminated by us without cause or due to his resignation at any time within twelve months following the change in control. Mr. Gorog’s enhanced severance benefits would have been in lieu of the normal severance payments described above, and included (i) a lump-sum payment within thirty days equal to 299% of his then applicable base salary, (ii) a lump-sum annual bonus payment for the year in which his termination of employment occurred equal to his average annual bonus paid during the three preceding years, (iii) reimbursement of medical and dental benefit expenses under COBRA for 18 months for himself and his eligible dependents and (iv) a “gross up” payment to compensate him for any excise taxes imposed under Section 4999 of the Internal Revenue Code. Any stock options becoming vested in connection with a change in control would generally have remained exercisable for two years, subject to earlier termination in connection with the change in control or upon the expiration of the ordinary term of the options or similar events.

If the Company had terminated Mr. Gorog’s employment at the end of the initial term of his employment agreement on August 14, 2008 (for reasons other than because the Company and Mr. Gorog were unable to reach agreement on the terms of a new or extended agreement), Mr. Gorog would have been entitled to receive continued payment of a $625,000 base salary for nine months.

The following table lists the estimated amounts that would have become payable to Mr. Gorog under the circumstances described above assuming that the applicable triggering event occurred on March 31, 2008. For purposes of benefits payable in connection with a change in control, we have assumed that the change in control occurred on March 31, 2008 and that Mr. Gorog’s employment was terminated by us without cause or due to his resignation on the same day.

Type of Payment or Benefit	Estimated Value of Payments Upon Death ($)	Estimated Value of Payments Upon Disability ($)	Estimated Value of Payments Upon Termination Without Cause or for Good Reason (no Change in Control) ($)	Estimated Value of Payments Upon Resignation or Termination Without Cause After Change in Control ($)	Estimated Value of Payments Upon Non- Renewal of Agreement ($)
Continued Medical and Dental Coverage	26,523	26,523	26,523	26,523	—
Stock Option Acceleration	—	—	—	—	—
Restricted Stock Acceleration	1,182,787	1,182,787	1,182,787	1,182,787	—
Cash Payments (Base Salary)(1)	—	—	1,031,250	1,868,750	468,750
Excise Tax “Gross Up”	—	—	—	—	—

Estimated Total Value of Payments	1,209,310	1,209,310	2,240,560	3,078,060	468,750

(1)	In the event of a qualifying termination of Mr. Gorog’s employment following a change in control, Mr. Gorog would not have been entitled to any severance payment in respect of his annual bonus because he has not received an annual bonus payment during our last three fiscal years.

Mr. Gorog’s new employment agreement entered into in May 2008 generally provides for the same severance benefits described above if his employment is terminated due to his death, disability or following the occurrence of a change in control. However, the new employment agreement provides for the severance benefits described below if Mr. Gorog’s employment is terminated by us without cause or by him for “good reason” during the term of the new employment agreement and prior to the occurrence of a change in control.

•

Except as provided below, if Mr. Gorog’s employment with the Company had been terminated by us without cause or by Mr. Gorog for “good reason” on or before August 14, 2008, then Mr. Gorog would have been entitled to receive (i) a lump-sum payment within thirty days equal to 165% of his then applicable base salary, (ii) reimbursement of medical and dental benefit expenses under COBRA for 18 months for himself and his eligible dependents and (iii) full vesting of all of his outstanding stock option and restricted stock awards. Mr. Gorog’s stock options would generally have remained exercisable for their full ordinary term following such a termination of employment, subject to earlier termination upon a change in control or similar events.

•

If, on or before August 14, 2008, Mr. Gorog’s employment with the Company had been terminated by us without cause or by Mr. Gorog for “good reason” and the Board of Directors determined in its sole discretion that the Company was not actively involved in discussions for a transaction, that if consummated, would result in a change in control, then Mr. Gorog would have been entitled to receive (i) a lump-sum payment within thirty days equal to nine months of his then applicable base salary, plus, if the termination date was prior to August 14, 2008, the salary that would have been payable to Mr. Gorog if the termination had occurred on August 14, 2008, (ii) reimbursement of medical and dental benefit expenses under COBRA for 18 months for himself and his eligible dependents, and (iii) immediate accelerated vesting of Mr. Gorog’s unvested stock options and restricted stock awards that were scheduled to vest within the twelve months following the date of his termination of employment. Mr. Gorog will also be entitled to this level of severance benefits if, on or after August 15, 2008, Mr. Gorog’s employment with the Company is terminated by us without cause or by Mr. Gorog for “good reason.”

•

If, however, Mr. Gorog’s employment is terminated by the Company without cause, and a change in control occurs within six months after Mr. Gorog’s termination of employment, then Mr. Gorog will be entitled to the difference between the severance benefit that he received (as described above) and his change in control severance benefits.

Bradford D. Duea. Under Mr. Duea’s employment agreement currently in effect, if his employment is terminated by us without cause or by him for “good reason,” he will be entitled to receive (i) continued payment of his then current base salary for up to six months and (ii) reimbursement of medical and dental benefit expenses under COBRA for up to six months for himself and his eligible dependents. Mr. Duea would have “good reason” to terminate his employment if he is no longer allowed to work either (i) from home with a home office allowance of at least $600 per month and expenses incurred while traveling reimbursed in accordance with normal business travel processes or (ii) from an office in the Los Angeles area.

Pursuant to the terms of the Company’s equity plans applicable to all employees, if a change in control of the Company occurs, 25% of the unvested portion of each of Mr. Duea’s outstanding stock option and restricted stock awards will immediately become fully vested. An additional 25% of the unvested portion of each of Mr. Duea’s outstanding stock option and restricted stock awards will become fully vested on the first anniversary of the change in control, but only if Mr. Duea remains employed by us on this date. If Mr. Duea’s employment is terminated by us without cause before the first anniversary of the change in control, then all of his outstanding stock option and restricted stock awards will become fully vested upon the termination of his employment pursuant to the terms of the Company’s equity plans. In addition, under Mr. Duea’s employment agreement currently in effect, the severance period for his continued salary and COBRA benefits will be extended to 12 months if Mr. Duea’s employment is terminated by us without cause or by him for “good reason” upon or any time after a change in control of the Company.

The following table lists the estimated amounts that would become payable to Mr. Duea under the circumstances described above assuming that the applicable triggering event occurred on March 31, 2008. For purposes of benefits payable in connection with a change in control, we have assumed that the change in control occurred on March 31, 2008 and that Mr. Duea’s employment was terminated by us without cause or by him for “good reason” on the same day.

Type of Payment or Benefit	Estimated Value of Payments Upon Termination Without Cause or for “Good Reason” (no Change in Control) ($)	Estimated Value of Payments Upon Termination Without Cause or for “Good Reason” After Change in Control ($)
Continued Medical and Dental Coverage	8,841	17,682
Stock Option Acceleration(1)	—	—
Restricted Stock Acceleration(1)	—	282,673
Cash Payments (Base Salary)	150,000	300,000

Estimated Total Value of Payments	158,841	600,355

(1)	Restricted stock and option acceleration will not occur upon a termination for “good reason.”

Christopher Allen. Under Mr. Allen’s employment agreement currently in effect, if his employment is terminated by us without cause or by him for “good reason,” he will be entitled to receive (i) continued payment of his then current base salary for six months and (ii) reimbursement of his COBRA premiums for six months. In addition, if Mr. Allen’s termination by us without cause or by him for “good reason” occurs within the twelve month period following his hire date, 25% of the restricted stock award granted to him during fiscal 2008 will immediately become fully vested. Mr. Allen would have “good reason” to terminate his employment if his

(a) title, status, authority or responsibility is materially reduced, (b) base compensation is reduced or (c) principal place of work is relocated fifty miles or more from the greater Los Angeles area.

Pursuant to the terms of the Company’s equity plans applicable to all employees, if a change in control of the Company occurs, 25% of the unvested portion of each of Mr. Allen’s outstanding restricted stock awards will immediately become fully vested. An additional 25% of the unvested portion of each of Mr. Allen’s outstanding restricted stock awards will become fully vested on the first anniversary of the change in control, but only if Mr. Allen remains employed by us on this date. If Mr. Allen’s employment is terminated by us without cause before the first anniversary of the change in control, then all of his outstanding restricted stock awards will become fully vested upon the termination of his employment pursuant to the terms of the Company’s equity plans. In addition, under Mr. Allen’s employment agreement currently in effect, the severance period for his continued salary and COBRA benefits will be extended to 12 months if Mr. Allen’s employment is terminated by us without cause or by him for “good reason” upon or any time after a change in control of the Company.

The following table lists the estimated amounts that would become payable to Mr. Allen under the circumstances described above assuming that the applicable triggering event occurred on March 31, 2008. For purposes of benefits payable in connection with a change in control, we have assumed that the change in control occurred on March 31, 2008 and that Mr. Allen’s employment was terminated by us without cause or by him for “good reason” on the same day.

Type of Payment or Benefit	Estimated Value of Payments Upon Termination Without Cause or for “Good Reason” (no Change in Control) ($)	Estimated Value of Payments Upon Termination Without Cause or for “Good Reason” After Change in Control ($)
Continued Medical and Dental Coverage	2,491	4,982
Restricted Stock Acceleration(1)	72,500	290,000
Cash Payments (Base Salary)	157,500	315,000

Estimated Total Value of Payments	232,491	609,982

(1)	Only 25% of Mr. Allen’s restricted stock award will vest upon a termination for “good reason” after a change in control.

Suzanne M. Colvin. Pursuant to the terms of the Company’s equity plans applicable to all employees, if a change in control of the Company occurs, 25% of the unvested portion of each of Ms. Colvin’s outstanding restricted stock awards will immediately become fully vested. An additional 25% of the unvested portion of each of Ms. Colvin’s outstanding restricted stock awards will become fully vested on the first anniversary of the change in control, but only if Ms. Colvin remains employed by us on this date. If Ms. Colvin’s employment is terminated by us without cause before the first anniversary of the change in control, then all of her outstanding restricted stock awards will become fully vested upon the termination of her employment pursuant to the terms of the Company’s equity plans.

The following table lists the estimated amounts that would become payable to Ms. Colvin under the circumstances described above assuming that the applicable triggering event occurred on March 31, 2008. For purposes of benefits payable in connection with a change in control, we have assumed that the change in control occurred on March 31, 2008 and that Ms. Colvin’s employment was terminated by us without cause on the same day.

Type of Payment or Benefit	Estimated Value of Payments Upon Termination Without Cause (no Change in Control) ($)	Estimated Value of Payments Upon Termination Without Cause After Change in Control ($)
Restricted Stock Acceleration	—	159,109

Estimated Total Value of Payments	—	159,109

Ms. Colvin entered into a severance agreement with the Company on July 2, 2008 that provides certain severance protections for Ms. Colvin. The terms of the severance agreement are summarized above under “Compensation Discussion and Analysis—Subsequent Events.”

Nand Gangwani. We entered into an employment separation and general release agreement with Mr. Gangwani in connection with his departure from the Company in December 2007. Pursuant to this agreement, Mr. Gangwani became entitled to accelerated vesting in 56,250 of the shares subject to his outstanding restricted stock awards, while the remaining unvested shares subject to his outstanding restricted stock awards were forfeited in connection with his termination of employment. The value of the restricted shares that were accelerated was equal to $110,813. The employment separation and general release agreement required Mr. Gangwani to execute a general release in favor of the Company. The agreement also required Mr. Gangwani to agree to a one year non-solicitation restriction covering our employees and customers, an indefinite restriction on the disclosure of confidential information as well as certain other restrictions.

Laura B. Goldberg. In connection with Ms. Goldberg’s departure from the Company in August 2007, she became entitled to severance benefits pursuant to the terms of her employment agreement. The severance benefits included (i) a lump-sum payment equal to twelve months of her then current base salary ($300,000) and (ii) continued eligibility to participate in the Company’s health and welfare plans for twelve months (approximate value of $25,054). The total value of Ms. Goldberg’s severance benefits was $325,054.

Employment Agreements with Messrs. Gorog, Duea and Allen Entered into in Connection with the Merger Agreement. Messrs. Gorog, Duea and Allen each entered into new employment agreements with the Company in connection with the Company’s entry into the Merger Agreement. These new employment agreements provide for the terms of Messrs. Gorog’s, Duea’s and Allen’s employment with the Company following the closing of the Merger, including severance benefits that are different than the benefits described above. Each such new employment agreement will supersede and replace each executive’s existing employment agreement with the Company effective upon the closing of the Merger. If the closing of the Merger does not occur for any reason, the existing employment agreements for Messrs. Gorog, Duea and Allen will remain in effect. The severance provisions and other material terms of Messrs. Gorog’s, Duea’s and Allen’s employment agreements entered into in connection with the Merger Agreement are described in Item 3—“Employment Agreements with Certain Executive Officers” of Schedule 14D-9 to which this Information Statement relates, and the actual agreement for Mr. Gorog and the form of agreement applicable to Messrs. Duea and Allen are filed as Exhibits (e)(2) and (e)(3) to such Schedule 14D-9.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director and Officer Indemnification

We have entered into indemnification agreements with each of our executive officers and directors that contain provisions that may require us, among other things:

(i)	to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities that arise from willful misconduct of a culpable nature);

(ii)	to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and

(iii)	to obtain directors’ and officers’ insurance if available on reasonable terms.

We maintain an insurance policy covering our officers and directors under which the insurer has agreed to pay the amount of any claim made against our officers or directors that such officers or directors may otherwise be required to pay or for which we are required to indemnify such officers and directors, subject to certain exclusions and conditions. The policy has a coverage limit of $45,000,000.

RELATED PERSON TRANSACTION POLICY

Our policies and procedures for the review, approval or ratification of related person transactions required to be disclosed pursuant to Item 404 of SEC Regulation S-K are as follows: (i) pursuant to the Audit Committee Charter, the Audit Committee reviews and approves all such related person transactions and (ii) pursuant to the Company’s Governance Guidelines for its Board of Directors, a majority of disinterested members of the full Board reviews and approves certain related person transactions involving board members.

Annex B

UBS Securities LLC 1999 Avenue of the Stars Los Angeles, CA 90067 www.ubs.com

September 14, 2008

The Board of Directors

Napster, Inc.

9044 Melrose Avenue

Los Angeles, CA 90069

Dear Members of the Board:

We understand that Napster, Inc., a Delaware corporation (the “Company”), is considering a transaction whereby Best Buy Co., Inc., a Minnesota corporation (“Best Buy”), will acquire the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of September 14, 2008 (the “Agreement”), by and among Best Buy, Puma Cat Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Best Buy (“Merger Sub”), and the Company, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of common stock of the Company, par value $0.001 per share, and all stock purchase rights associated with such shares (“Company Common Stock”) at a price of $2.65 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), and all outstanding Company Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Best Buy, Merger Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Tender Offer. In the past, UBS and its affiliates have provided investment banking services to Best Buy unrelated to the proposed Transaction, for which UBS and its affiliates have received compensation, including having acted as (i) advisor to Best Buy in its acquisition of Pacific Sales Kitchen and Bath Centers in December 2005 and (ii) co-manager for a $500 million unsecured senior note offering for Best Buy in June 2008. In addition, since July 2007 UBS has been the managing agent and as of the date of its opinion, a lender, under Best Buy’s $2.0 billion senior unsecured revolving credit facility, for which UBS had received and continued to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Best Buy and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of the

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

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UBS Securities LLC 1999 Avenue of the Stars Los Angeles, CA 90067 www.ubs.com

Company as to whether such stockholder should tender shares of Company Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all the material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analyses; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other digital media companies; (v) reviewed current and historical market prices of Company Common Stock; (vi) reviewed the Agreement; and (vii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock (other than Best Buy, Merger Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

B-2

UBS Securities LLC 1999 Avenue of the Stars Los Angeles, CA 90067 www.ubs.com

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

UBS SECURITIES LLC

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

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